UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form
6-K

Report of Foreign Private Issuer
Pursuant to Rule
13a-16
or
15d-16
of
the Securities Exchange Act of 1934
For the
six-month
period ended June 30, 2026
Commission File Number
001-10882
Aegon Ltd.
(Translation of registrant’s name into English)
World Trade Center Schiphol
Schiphol Boulevard 223
1118 BH Schiphol
The Netherlands
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.
☒
Form 20-F
☐
Form 40-F

Aegon Ltd. Interim financial information for the six-month period ended June 30, 2026, dated August 20, 2026, is attached hereto and incorporated by reference herein and into the registration statements on Form S-8 (File No. 333-238186) and Form F-3 (No. 333-287291) of Aegon Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aegon Ltd.
(Registrant)

Date: August 20, 2026	By	/s/ S. Knol
S. Knol
Director Financial Reporting & Operations

Interim Financial Informations For the six-month period ended June 30, 2026 August 20, 2026

Our performance

06	Business update

08	Financial highlights

12	Capital highlights

Condensed consolidated interim financial statements of Aegon Ltd.

14	Condensed consolidated income statement

15	Condensed consolidated statement of comprehensive income

16	Condensed consolidated statement of financial position

17	Condensed consolidated statement of changes in equity

18	Condensed consolidated cash flow statement

Notes to condensed consolidated interim financial statements

19	1 General information

19	2 Material accounting policies information and estimates

20	3 Segment information

23	4 Insurance service result

24	5 Total net investment result

25	6 Fees and commission income

26	7 Other operating expenses

26	8 Income tax

26	9 Investments

27	10 Fair value

29	11 Shareholders’ equity and other equity instruments

31	12 (Re)Insurance contracts and investment contracts with discretionary participation features

36	13 Investment contracts without discretionary participation features

37	14 Borrowings

37	15 Financial risks

39	16 Capital management and solvency

40	17 Commitments and contingencies

40	18 Companies and businesses acquired and divested

40	19 Discontinued operations

44	20 Post reporting date events

45	Disclaimer

4 |	Interim financial information for the six-month period ended June 30, 2026 - Unaudited

Our performance

Our performance

In the first half of 2026, we continued to grow our businesses, delivered robust financial results and progressed at pace with our planned relocation to the US. These results demonstrate our strategy is gaining momentum and reinforce our confidence in the ambitions outlined at our 2025 Capital Markets Day.

Transamerica delivered strong commercial growth compared with the prior year period. Individual Life sales grew by 54%, fueled by growth in the instant decision market. We further expanded our distribution capabilities, with World Financial Group now exceeding 100,000 agents, and we maintained good commercial momentum in Retirement Plans written sales. Aegon Asset Management benefited from third-party net flows and positive market developments, and our International businesses continued to grow, led by Brazil.

We made significant progress in preparing for our future in the US. We selected New York City as the future location of our head office and announced changes to our leadership team. We reached an agreement with Vereniging Aegon, our largest shareholder, on its future relationship with our company and a proposed US-aligned governance framework. As previously announced, and in the context of our increased US focus, we also announced the sale of Aegon UK to Standard Life. Finally, we target an Extraordinary General Meeting on October 8, 2026, to seek shareholder approval for the redomiciliation to the US.

In the first half of 2026, net result amounted to EUR 608 million, stable compared with the prior year period, operating result increased by 9% to EUR 804 million and operating capital generation grew by 27% to EUR 416 million, enabling EUR 392 million in free cash flow. We also conducted our annual assumptions review, mostly to adjust for changing policyholder behavior observed in recent periods.

We are announcing an interim dividend of 21 eurocents per share, up 11% versus the prior year period. Supported by our strong capital position and confidence in the outlook for our businesses, we are also increasing our recently announced share buyback program by EUR 150 million to EUR 350 million. Our businesses are well capitalized and we are on track to meet or exceed our Group financial ambitions for 2026.

Strategic developments

On December 10, 2025, at the CMD (Capital Markets Day), Aegon announced its ambition to become a leading US life insurance and retirement group and its decision to move its head office and legal seat to the US. The redomiciliation process is running at pace with a number of developments underway:

•	Implementation of US GAAP on track for a first release of the full-year 2027 results
•	Ensuring leadership continuity, Lard Friese’s term as Executive Director and CEO extended until the end of 2030 AGM. Will Fuller to become President and Chief Operating Officer of Aegon Ltd. from January 1, 2027
•	New York City selected as the location for the future head-office
•	Sale of Aegon UK to Standard Life for a total consideration of GBP 2.0 billion. The transaction is expected to close around the end of 2026, subject to customary conditions, including regulatory approvals. The consideration at completion includes 181 million shares in Standard Life (worth GBP 1.25 billion upon announcement on April 15, 2026) and GBP 649 million in cash after the deduction of the expected remittance paid to Aegon over the course of 2026
•	Issuance of USD 500 million senior unsecured note, trading on the New York Stock Exchange (NYSE), establishing a US dollar yield curve to support future senior debt issuances in the US market
•	Agreement with Vereniging Aegon on the future relationship with the Group and the proposed US-aligned governance framework
•	Extraordinary General Meeting (EGM) on proposed US redomiciliation targeted for October 8, 2026
•	EUR 137 million of expenses booked in aggregate on US GAAP implementation and redomiciliation since the second half of 2025

Revised financial ambitions

Following the announced sale of Aegon UK to Standard Life, Aegon’s Group financial ambitions for 2026 and 2027 were updated:

•	The Group operating result run-rate is expected to grow by around 5% per annum, from a pro forma 2025 run-rate of EUR 1.3 – 1.5 billion
•	OCG after holding funding and operating expenses is expected to grow between 0% and 5% per annum from a pro forma 2025 run-rate of EUR 0.7 – 0.75 billion
•	Free cash flow run-rate is expected to increase at around 5% per annum from a pro forma 2025 run-rate of around EUR 0.68 billion. The free cash flow growth ambition of around 5% per annum does not include remittances from Aegon UK or dividends from Standard Life

Interim financial information for the six-month period ended June 30, 2026 - Unaudited | 5

•	Dividend per share is expected to grow in excess of 5% per annum, which remains unchanged from the 2025 CMD financial ambition

In addition, subsequent to the announcement at the 2025 CMD, Aegon has completed the transfer of Transamerica Asset Management (TAM) from Transamerica to Aegon Asset Management (AAM) resulting in the following updated financial ambitions for Transamerica and AAM, with no impact on Group financial ambitions for 2026 and 2027.

•	Transamerica’s operating result run-rate is expected to grow by around 5% per annum, starting from a pro forma 2025 run-rate of USD 1.35 – USD 1.55 billion
•	Transamerica’s OCG run-rate is expected to grow between 0% and 3% per annum, starting from a pro forma 2025 run-rate of USD 0.86 – 0.96 billion
•	Transamerica’s remittance run-rate is expected to grow by around 5% per annum, starting from a pro forma 2025 run-rate of USD 645 million
•	AAM’s pro forma 2025 operating result, OCG and remittance run-rates are increased to EUR 210 - 240 million, EUR 150 - 170 million and EUR 110 million, respectively, with growth trends in line with the 2025 CMD financial ambitions

Business update

Business update Americas

During the first half of 2026, Transamerica continued to make progress in growing its business by focusing on “Main Street” America, targeting the middle and mass affluent markets through agency distribution and the workplace. New Individual Life sales increased by 54% in the period compared with the first half of 2025, mainly driven by growth in the instant decision market through the brokerage channel and WFG, Transamerica’s affiliated distribution network of independent agents. WFG’s number of licensed agents surpassed the 100,000 agents mark and the company increased both its new life and annuity sales. Retirement Plans improved the return on Retirement Plans assets to 10 bps from spread expansion and experienced net outflows.

Strategic Assets business update: Distribution

Amounts in USD millions (unaudited)	1H 2026	1H 2025%

Distribution KPIs

New life sales[1,2,3]	370	353	5

Total annuities sales[1,2]	2,680	2,383	12

Number of World Financial Group (WFG) licensed agents[2]	100,294	90,315	11

Transamerica’s market share in WFG (US Life)	70%	66%

[1]	Includes WFG and other distribution networks owned by Transamerica.
[2]	Totals reflect US and Canada.
[3]	New life sales is defined as new recurring premiums plus 1/10 of single premiums.

In the first half of 2026 new life sales in the Distribution segment increased by 5%, driven by improved WFG agent productivity from more agents producing and a higher average premium per new policy sold. Annuities sales increased by 12% over the same period reflecting higher WFG segregated funds sales in Canada and higher annuities sales through Transamerica’s own financial adviser channel in the US.

Within WFG, the number of licensed agents increased to 100,294, reflecting improved agent retention and a higher activation rate of newly recruited agents. Furthermore, Transamerica’s market share of WFG US Life sales increased to 70% in the reporting period.

Strategic Assets business update: Savings & Investments

Amounts in USD millions (unaudited)	1H 2026	1H 2025%

Savings & Investments KPIs

Gross deposits Retirement Plans	17,307	18,643	(7)

Net deposits Retirement Plans	(5,064)	2,149	n.m.

Retirement Plans AuA	269,014	239,812	12

of which: General Account Stable Value AuM	15,318	14,190	8

of which: Individual Retirement Accounts AuA	16,457	13,592	21

Return on Retirement Plans Assets (RoA) in bps	10	8	37

*	n.m. – not measured.

Retirement Plans gross deposits decreased by 7% during the first half of 2026 compared with the prior year period, primarily due to a large pooled plan deposit of USD 1.9 billion reported in the first half of 2025. This was partly offset by higher recurring deposits reflecting strong written sales in previous periods and higher contributions from existing contracts. Written sales reflect good commercial momentum, especially within pooled plans, and are expected to support gross deposits in the coming quarters. Total net outflows amounted to USD 5.1 billion, of which USD 3.0 billion resulted from a contract termination following a merger. The remaining net outflows were driven by lower gross deposits and increased participant withdrawals, mainly resulting from higher account balances.

6 |	Interim financial information for the six-month period ended June 30, 2026 - Unaudited

Our performance

Favorable market movements drove a 12% increase in the total account balances in Retirement Plans compared with June 30, 2025. Continued strategies to grow ancillary products such as the General Account Stable Value product and Individual Retirement Accounts led to an 8% and 21% increase in asset balances of these products, respectively. Net fee revenues, also driven by Stable Value spread expansion, increased more than account balances and as a result the return on Retirement Plans assets improved by 2 bps to 10 bps.

Strategic Assets business update: Protection Solutions

Amounts in USD millions (unaudited)	1H 2026	1H 2025%
Protection Solutions KPIs

Traditional Life	184	80	130

Indexed Universal Life	241	196	23

New life sales - Individual Life	424	276	54

New life sales - Workplace Life	41	49	(16)

New premium production Workplace Health	68	64	7

Net deposits Indexed Annuities	1,100	993	11

Individual Life new life sales increased by 54% in the first half of 2026 compared with the prior year period. The growth was mainly enabled by the fully digital underwriting platform with instant decision capabilities, driving strong sales in Final Expense and – since its launch on the platform in the fall of 2025 – in Indexed Universal Life (IUL). In addition, Indexed Universal Life sales by both WFG agents and Transamerica’s own agency channel increased in the reporting period.

New life sales in Workplace Life decreased compared with

the first half of 2025, while new premium production in Workplace Health peaked from the launch of a Medical Gap product and grew from the expansion of distribution partnerships for Supplemental Health products.

Net deposits for Indexed Annuities products increased by 11%. The increase was driven by a further improvement in wholesale distribution productivity and enhancements to the Registered Index Linked Annuities (RILA) products, including an income product option, as well as enhancements to crediting strategies and customer experience.

Financial Assets business update

Amounts in USD millions (unaudited)	1H 2026	1H 2025%
Financial Assets KPIs

Capital employed in Financial Assets (at operating level)	2,391	3,272	(27)

Net deposits

Variable Annuities	(3,322)	(2,980)	(11)

Fixed Annuities (excluding SPGAs and PAR annuities)	(187)	(266)	29

Net face amount Universal Life	32,379	45,132	(28)

 On June 30, 2026, Financial Assets had USD 2.4 billion of capital employed, a decrease of USD 0.9 billion compared with a year ago. A third of this decrease was driven by the reinsurance of a block of Secondary Guarantee Universal Life (SGUL) contracts, which was announced in December 2025. The transaction, together with existing reinsurance, resulted in 80% of the face value of Transamerica’s SGUL business being reinsured. The remaining part of the decrease in capital employed resulted mainly from favorable markets, the run-off of the Financial Assets book, and an expansion of the dynamic hedge program for Variable Annuities. Within Financial Assets, the required capital in Variable Annuities decreased in recent periods due to market movements. This may reverse if markets decline.

The run-off of the book and the reinsurance transaction resulted in a significantly lower net face value of the legacy Universal Life portfolio. In addition, the termination of purchased policies – which had previously been held by institutional investors – led to a further reduction in net face value in the first half of 2026. Transamerica expects to terminate the remaining purchased institutionally owned policies over the next few years.

Net outflows in Variable Annuities were 11% higher than in the prior year period, reflecting the run-off of the book, slightly offset by limited gross deposits from new business. Fixed Annuities net outflows resulted in similar amounts in the first half of 2026 compared with the same period in 2025.

Business update International

Amounts in EUR millions (unaudited)	1H 2026	1H 2025%
Spain & Portugal	20	19	6

China	37	48	(23)

Brazil	74	68	9

TLB and others	12	10	25
New life sales	143	144	(1)

New premium production accident & health insurance	26	26	(1)

New premium production property & casualty insurance	34	38	(11)

*	Amounts include results from Aegon’s joint ventures and associates consolidated on a proportionate basis.

International new sales continue to contribute to the ongoing growth of the book.

New life sales decreased by 1%, as growth in Brazil, Transamerica Life Bermuda (TLB), and Spain & Portugal was more than offset by a decrease in China. Brazil reported higher new life sales, driven by individual risk products, and favorable currency movements. At TLB, higher new life sales were driven by indexed universal life products while new life sales in Spain & Portugal benefited from higher credit linked sales compared with the prior year period. In China, lower sales were driven by the repricing of products to reflect the current economic environment.

Interim financial information for the six-month period ended June 30, 2026 - Unaudited | 7

New premium production for accident and health insurance decreased mainly because the Health business in Spain focused on higher margin business to drive earnings growth. New premium production in property and casualty insurance decreased mainly due to lower sales of non-linked products in Spain through Santander Non-Life.

Business update Asset Management

Amounts in EUR millions (unaudited)	1H 2026	1H 2025%

General Account	720	2,540	(72)

Affiliate	(338)	(774)	56

Third Party	549	1,141	(52)

Global Platforms	931	2,907	(68)

Affiliate	(2,899)	-	n.m.

Third-party	(948)	-	n.m.

Transamerica Asset Management	(3,847)	-	n.m.

Strategic Partnerships	3,287	2,387	38

Net flows[1,2]	834	5,294	(84)

Global Platforms	267,819	258,099	4

Transamerica Asset Management	57,548	-	n.m.

Strategic Partnerships	77,646	62,596	24

Assets under Management[1,2]	390,359	320,695	22

[1]	Amounts include results from Aegon’s joint ventures and associates consolidated on a proportionate basis.
[2]	The total is corrected for AAM sub-advised funds, which is reported under both Transamerica Asset Management and Global Platforms.
[3]	n.m. – not measured.

Strategic developments

As announced at the 2025 CMD, TAM was transferred from Transamerica to AAM on January 1, 2026 and the 2025 figures are not restated for this transfer.

Following the announced sale of Aegon UK to Standard Life, flows and Assets under Management (AuM) from Aegon UK, which were previously classified as General Account and Affiliate, will be classified as third-party from 2026, with prior year periods restated for consistent comparison.

Business update

In Global Platforms, during the first half of 2026, the General Account experienced net inflows driven by US liquid assets and private debt. This was partly offset by net outflows from AAM Real Assets.

Net outflows in Affiliate at both Global Platforms and TAM mainly reflected the run-off of the Financial Assets block in the US.

Third-party net flows were mainly driven by inflows in ABS and fixed income products in Europe. This was partly offset by outflows from a.s.r and from the gradual run-off of the traditional insurance book of Aegon UK. Third-party revenues increased by 1.5% to EUR 162 million in the first half of 2026 compared with the prior year period.

TAM experienced net outflows in third-party from short term bonds and International equities.

Net inflows in AAM’s Strategic Partnerships were driven by Aegon’s Chinese asset management joint venture, Aegon Industrial Fund Management Company (AIFMC), which benefited from net inflows into mutual funds and money market funds. This was partly offset by net outflows from Aegon’s French asset management joint venture, LBP AM, mainly driven by continued withdrawals of low-margin business from a former shareholder.

Assets under Management (AuM) increased by EUR 70 billion compared with June 30, 2025, mainly driven by the inclusion of TAM assets. Excluding the TAM assets, AuM increased driven by the impact of favorable markets, currency movements, and third-party net inflows. This was partially offset by net outflows mainly from the General Account driven by the reinsurance transaction on Transamerica’s SGUL block in the second half of 2025.

Financial highlights

Overview

Amounts in EUR millions (unaudited)	1H 2026	1H 2025%
Net result	608	606	-

Operating result[1]	804	741	9

	June 30, 2026	December 31, 2025%

Shareholders’ equity	7,328	7,432	(1)

Contractual Service Margin (CSM)[2] (pro-forma after tax)	5,449	6,277	(13)

Estimated equity accretion AUK sale	1,214	-	n.m.
Valuation equity	13,991	13,709	2

Gross financial leverage	4,967	4,850	2

[1]	1H 2025 figures are restated as Aegon UK is classified as discontinued operations.
2	On IFRS basis i.e. excluding joint ventures & associates
*	n.m. – not measured.

Net result

The result before tax amounted to EUR 715 million, as the positive impact from the operating result and non-operating items was partly offset by Other charges. The income tax for the period amounted to EUR 107 million and included recurring beneficial impacts, such as dividend received deduction and tax credits in the US. The net result, therefore, was EUR 608 million.

Operating result

Aegon uses the non-IFRS performance measure operating result that reflects Aegon’s profit before tax from underlying business operations and mainly excludes components that relate to accounting mismatches that are dependent on market volatility or relate to events that are considered outside the normal course of business. Aegon believes that

8 |	Interim financial information for the six-month period ended June 30, 2026 - Unaudited

Our performance

this performance measure provides meaningful information about the operating results of Aegon’s business, including insight into the financial measures that Aegon’s senior management uses in managing the business. The reconciliation from Result before tax from continuing operations, being the most directly comparable IFRS measure, to operating result is presented in note 3 Segment information included in the Notes to the condensed consolidated interim financial statements.

Amounts in EUR millions (unaudited)	1H 2026	1H 2025%

Distribution	85	76	12

Savings & Investments	128	115	11

Protection Solutions	320	349	(8)

Financial Assets	115	87	33

Americas	648	627	3

Spain & Portugal	47	47	-

China (ATHTF)	18	12	54

Brazil	37	26	42

TLB	27	20	39

Other	(6)	(5)	(21)

International	123	99	24

Global Platforms	46	35	31

Transamerica Asset Management	20	-	n.m.

Strategic Partnerships	85	69	22

Asset Management	150	104	44

Holding and other activities	(118)	(89)	(32)

Operating result[1]	804	741	9

[1]	1H 2025 figures are restated as Aegon UK is classified as discontinued operations.
*	n.m. – not measured.

Aegon’s operating result increased by 9% to EUR 804 million driven by an increase across all units, reflecting business growth and favorable market impacts.

Over the 2026-2027 period, Aegon aims to grow its operating result by around 5% per year, from the EUR 1.3 – 1.5 billion operating result run-rate in 2025 (taking into account the divestment of Aegon UK and an assumed EUR/ USD exchange rate of 1.20).

Americas

The operating result of the Americas increased by 3% to EUR 648 million in the first half of 2026.

In local currency, it increased by 10% to USD 756 million and is within the updated financial ambition range which has been updated for the previously announced transfer of TAM from the Americas to AAM. The increase in the operating result was 14% when excluding the contribution of TAM for both periods. Compared with the first half of 2025, the increase in the operating result was largely driven by business growth in the Strategic Assets, as well as by an improvement of experience variances in Financial Assets.

The operating result of the Distribution business segment increased by 19%. Net commission revenue from continued momentum in life and annuity sales more than offset increased expenses reflecting investments in the WFG franchise.

In the Savings & Investments business segment, the operating result increased by 19% to USD 150 million, which excludes the Mutual Funds business in this reporting period as the business was transferred to AAM. Correcting the prior year period figure for this transfer, the Savings & Investments operating result increased by 42%, largely driven by Retirement Plans. In this business, revenues increased from higher assets under administration driven by market performance and by growth in Individual Retirement Accounts and General Account Stable Value assets. Margin expansion from higher Stable Value spreads contributed to the operating result growth.

The operating result of the Protection Solutions business segment decreased by 2%. Portfolio growth resulted in a higher release of CSM and risk adjustment. Similar to the prior year reporting period, experience variances on claims, expenses, and other items from non-onerous contracts were favorable in this period, partly driven by favorable mortality in IUL and Variable Universal Life. These benefits were largely offset by unfavorable experience from onerous contracts, mainly reflecting policyholder behavior in Traditional Life.

The operating result of the Financial Assets segment increased by 42% to USD 135 million, as the experience variance on claims, premiums, and other items was slightly favorable compared with expectations, an improvement compared with last year. At the same time, the CSM release is lower due to the portfolio run-off.

Interest accretion for onerous Variable Annuities contracts, onerous new business, and expense experience variance for Financial Assets are considered recurring and are in aggregate similar to the prior year period.

As Transamerica continues to grow the business, it aims to grow the operating result by about 5% per year over the 2026-2027 period from a pro forma USD 1.35 – 1.55 billion operating result run-rate in 2025. The financial ambition is updated to reflect the transfer of TAM to AAM.

International

The operating result of the International segment increased by 24% to EUR 123 million in the first half of 2026 mainly driven by Brazil and TLB. In Brazil, the operating result benefited from business growth and higher investment income. TLB’s operating result benefited from favorable persistency experience partially offset by a lower net investment result from a lower asset balance because of remittances following the reinsurance arrangement between TLB and Transamerica. In Spain & Portugal, the operating result was stable as the impact of business growth was largely offset

Interim financial information for the six-month period ended June 30, 2026 - Unaudited | 9

by adverse claims in household insurance from the storms in early 2026. China’s operating result increased driven by the local implementation of IFRS 17 which resulted in a higher operating result compared with the prior year, which was reported on a simplified IFRS 17 basis.

Asset Management

The operating result of AAM amounted to EUR 150 million in the first half of 2026. This includes the operating result of TAM of EUR 20 million. Excluding the impact of TAM, AAM’s operating result increased by 25% driven by strong performance of Global Platforms and Strategic Partnerships. In Global Platforms, the increase in operating result was mainly driven by lower expenses from ongoing expense management and higher revenues from favorable markets, enabling an increase in operating margin from 15.5% in the first half of 2025 to 20.2% in the reporting period. In Strategic Partnerships, the operating result increased, driven by AIFMC, which benefited from favorable markets resulting in both higher performance and management fees, and strong net flows in high margin funds.

Holding

The operating result of the Holding was a loss of EUR 118 million. The result from the Holding was lower compared with the prior year period mainly driven by a lower benefit from the internal reinsurance arrangement between TLB and Transamerica. In addition, the operating result was impacted by lower returns on Cash Capital at Holding due to lower short-term yields and a lower cash balance.

Non-operating items

Amounts in EUR millions (unaudited)	1H 2026	1H 2025[1]	%
Operating result	804	741	9

Fair value items	(7)	158	n.m.

Realized gains / (losses) on investments	57	(54)	n.m.

Net impairments	21	(5)	n.m.
Non-operating items	71	98	(28)

Other income / (charges)[2]	(160)	(128)	(26)
Result before tax	715	711	-

Income tax	(107)	(106)	(1)
Net result	608	606	-

Interest on financial leverage classified as equity after tax	(37)	(19)	(93)

Net result after interest on financial leverage classified as equity	571	586	(3)

Average common shareholders’ equity	7,310	7,329	-

Return on Equity[3]	16.7%	15.4%

[1]	1H 2025 figures are restated as Aegon UK is classified as discontinued operations.
[2]	Includes income tax chargeable to policyholders in the United Kingdom.
[3]	Operating result after tax and interest on financial leverage classified as equity / average common shareholders’ equity.
*	n.m. – not measured.

The gain from non-operating items amounted to EUR 71 million in the first half of 2026, mainly driven by realized gains and net recoveries in the Americas.

Fair value items

Fair value items constituted a loss of EUR 7 million, mainly driven by the Holdings with an offset from the Americas. In the Holdings, fair value losses reflected interest rate hedge impacts related to debt instruments and mark-to-market revaluations related to TLB, including from the annual assumption updates. In the Americas, fair value items of EUR 25 million resulted from hedging gains of indexed products which were partly offset by the underperformance of private equity investments and lower property valuations of multi-family real estate assets.

Realized gains on investments

Realized gains on investments amounted to EUR 57 million driven by the Americas. Asset dispositions as part of normal trading activity and the full repayment of the mortgage loans related to the Transamerica Pyramid complex in San Francisco resulted in gains from expected credit loss (ECL) reversals.

Net impairments

Net impairments reflected a recovery in the first half of 2026 of EUR 21 million driven by the Americas. Improved macroeconomic and market conditions resulted in favorable releases from the ECL reserve, which were only partly offset by additions to the ECL reserve from purchases of new assets.

Other charges

Other charges in the first half of 2026 amounted to EUR 160 million largely driven by the Americas, and were partially offset by the positive result from Aegon’s stake in a.s.r. of EUR 201 million and positive result of EUR 10 million from the Aegon UK business which is held for sale.

The annual model and assumption review in the Americas resulted in EUR 294 million charges, mainly addressing policyholder behavior experience variances which resulted in higher-than-expected premium persistency in older Universal Life policies and lower-than-expected lapses of Traditional Life policies. In addition, mortality assumptions were updated, also to reflect lower mortality improvement, leading to Other charges mainly for onerous, older life policies with some favorable offsets from annuities.

Other charges also included investments and restructuring charges related to the transformation of our businesses and the relocation of our head office and legal seat to the US, including US GAAP implementation expenses.

10 |	Interim financial information for the six-month period ended June 30, 2026 - Unaudited

Our performance

Balance sheet items

Amounts in EUR millions (unaudited)	June 30, 2026	December 31, 2025%

Shareholders’ equity	7,328	7,432	(1)

Shareholders’ equity per share (in EUR)	4.94	4.91	-
Americas	6,731	6,359	6

United Kingdom	-	1,555	n.m.

International	312	262	19

Eliminations	(102)	(111)	8
Contractual Service Margin[1]	6,941	8,066	(14)

Pro-forma tax	(1,492)	(1,789)	17
CSM after tax	5,449	6,277	(13)

CSM after tax per share (in EUR)	3.67	4.15	(12)

Estimated equity accretion AUK sale	1,214	-	n.m.

Valuation equity	13,991	13,709	2

Valuation equity per share (in EUR)	9.42	9.06	4

Gross financial leverage	4,967	4,850	2

Gross financial leverage ratio (%)	26.0%	25.9%

[1]	On IFRS basis, i.e. excluding joint ventures & associates.
*	n.m. – not measured.

Shareholders’ equity

As of June 30, 2026, shareholders’ equity amounted to EUR 7.3 billion, a decrease compared with December 31, 2025. Capital distributions to shareholders (which include both the EUR 227 million share buyback and EUR 313 million corresponding to the 2025 final dividend paid in July 2026) and the impact of revaluations were partly offset by the positive net result and favorable currency movements.

On a per share basis, shareholders’ equity increased to EUR 4.94.

Valuation equity

Valuation equity is a non-IFRS financial measure that represents the sum of shareholders’ equity and CSM after tax (embedded value of unearned profits in insurance contracts). This measure is intended to provide a more comprehensive view of the Group’s economic value. The reconciliation from shareholders’ equity, being the most directly comparable IFRS measure, to valuation equity is presented in the above table.

As of June 30, 2026, valuation equity includes EUR 1,214 million estimated shareholders’ equity accretion resulting from the announced sale of Aegon UK to Standard Life. This reflects the expected economic value impact of the transaction and more than offsets the exclusion of the Aegon UK CSM after tax subsequent to the announcement of the sale.

Valuation equity increased to EUR 14.0 billion in the reporting period, mainly driven by the positive net result and favorable currency movements. These were largely offset by EUR 540 million capital distributions to shareholders and the unfavorable impact of EUR 231 million from the annual assumption review in aggregate, split across different P&L and balance sheet items.

On a per share basis, valuation equity increased by 4% to EUR 9.42.

Gross financial leverage

Gross financial leverage increased by EUR 0.1 billion in the first half of 2026. This increase was driven by the new issuance of USD 500 million senior debt exceeding the tender offer on subordinated notes.

Contractual Service Margin (CSM)

Amounts in EUR millions (unaudited)	1H 2026	1H 2025%
CSM at beginning of period	8,572	8,990	(5)

New business	413	337	22

CSM release	(450)	(492)	9

Accretion of interest	139	125	11

Claims and policyholder experience variance	(108)	(240)	55

Non-financial assumption changes	3	(336)	n.m.

Non-disaggregated risk adjustment	94	65	44

Market impact on unhedged risk of VFA products	57	248	(77)

Net exchange differences	222	(912)	n.m.

Transfer to disposal groups	(1,457)	-	n.m.

Other movements	(3)	-	n.m.

CSM at end of period	7,484	7,786	(4)

*	n.m. – not measured.

During the reporting period, the CSM balance decreased to EUR 7.5 billion, mainly driven by the exclusion of Aegon UK which is held for sale. On a comparable basis, adjusted for the sale of Aegon UK, the CSM balance increased from EUR 7.0 billion to EUR 7.5 billion over the first half of 2026.

New business contributed EUR 413 million to the CSM and together with interest accretion of EUR 139 million more than offset the CSM release of EUR 450 million.

Claims and policyholder experience variance negatively impacted the CSM, mainly driven by US Financial Assets, partly offset by favorable experience in US Strategic Assets. Favorable currency movements – predominantly the appreciation of the US Dollar versus the Euro – increased the CSM balance in addition to non-disaggregated risk adjustment and favorable market movements.

Americas

In the Americas, the CSM balance grew to EUR 6.7 billion, or USD 7.7 billion, at June 30, 2026. This was driven by a growth of 30% of the CSM balance in Strategic Assets (Protection Solutions) compared with a year ago and was only partly offset by the run-off of Financial Assets, where the CSM decreased by 13% over the year. The CSM balance of Protection Solutions now accounts for 61% of the total Americas CSM. For the first time since the introduction of IFRS 17, the addition to CSM from new business was larger than the release of CSM, demonstrating the success of Transamerica’s strategy to grow its Strategic Assets and reduce its exposure to Financial Assets.

Interim financial information for the six-month period ended June 30, 2026 - Unaudited | 11

In the first half of 2026, the increase of the CSM balance of Protection Solutions was mainly driven by new business, which, in addition to the accretion of interest, largely reflects growth of the IUL and Traditional Life portfolios; this is also reflected in the increase of the release of CSM. Favorable non-financial assumption changes mainly reflected lower future mortality in younger life insurance policies and improved spread and profitability assumptions in the IUL product. This was partly offset by unfavorable higher-than-expected usage of accelerated living benefits and adverse lapse experience on Traditional Life products.

The Financial Assets CSM balance decreased in the period from the gradual run-off of the portfolios, only partly offset by the accretion of interest and new business. Also, in Variable Annuities, decrements and withdrawal variances were unfavorable to the CSM, but were partly offset by favorable impacts from positive equity markets. In addition, non-financial assumption changes had an unfavorable impact reflecting the more efficient use of withdrawals and surrenders of Variable Annuities policyholders, which was partly offset by the favorable impact of lower mortality rate assumptions in annuities. The non-disaggregated risk adjustment provided an offset improving the CSM.

Capital highlights

Capital ratios

Amounts in millions (unaudited)	June 30, 2026	December 31, 2025%
Group solvency ratio (EUR)

Available own funds	11,653	12,149	(4)

Non-eligible own funds	(275)	(248)	(11)
Eligible own funds	11,378	11,901	(4)

Consolidated Group SCR	6,715	6,464	4

Group Solvency ratio	169%	184%

Americas (USD)

Total adjusted capital (TAC)	6,988	7,276	(4)

RBC required capital (100% CAL)	1,665	1,715	(3)

US RBC ratio	420%	424%

Scottish Equitable plc (GBP)

Own funds	2,308	2,128	8

SCR	1,224	1,163	5

Solvency UK ratio	189%	183%

Group solvency ratio

The estimated Group solvency ratio decreased to 169% on June 30, 2026, compared with December 31, 2025. This was mainly driven by the loss of capital eligibility of the Perpetual Capital Subordinated Bonds (PCSBs) and the impact of the tender offer on subordinated notes (-9%- points), the EUR 350 million share buyback program for the second half of 2026 and the announced 2026 interim dividend (-10%-points). Total capital generation amounted to EUR 211 million (+4%-points). This included market movements with a negative impact of EUR 146 million, mostly driven by the US. Furthermore, one-time items were unfavorable at EUR 59 million, reflecting the adverse impact of model and assumption changes, mainly in the US, which were partially offset by the contribution from Aegon UK and the a.s.r. stake.

Aegon is accelerating the implementation of Group regulatory reporting under the Bermuda solvency framework from full-year 2027 to full-year 2026, with the Group solvency ratio expected to remain broadly in line with current levels and no impact on Aegon’s capital management framework.

Under the new aggregation approach for Group solvency, on a pro forma basis, the completion of the sale of Aegon UK is expected to have a positive impact of around 10%-points on the Group solvency ratio.

US RBC ratio

The estimated RBC ratio amounted to 420% on June 30, 2026, remaining above the operating level of 400%. OCG from the operating entities applying the RBC framework benefited the ratio by 31%-points in the first half of 2026 and was partially offset by a 12%-points unfavorable impact from remittances in the period (as part of the remittances to the Holding was funded by entities outside the RBC framework). One-time items and management actions negatively impacted the RBC ratio by 11%-points in the first half of 2026, mostly due to the unfavorable impact of the annual actuarial assumption and model updates and, to a lesser extent, negative impacts from restructuring expenses, and various other items. Market movements had a 12%-points negative impact on the ratio in the reporting period. This was driven by the underperformance of private equity investments and non-economic losses on energy-related assets under the statutory framework, as well as fund basis risk impacts and cross effects between asset classes in the Variable Annuities portfolio.

Solvency UK ratio

The estimated Solvency UK ratio for Scottish Equitable plc increased to 189% as of June 30, 2026, and remained above the operating level of 150%. The increase was mainly driven by the impact of OCG and favorable market movements. This was partly offset by remittances to the Holding and investments to strengthen the business.

12 |	Interim financial information for the six-month period ended June 30, 2026 - Unaudited

Our performance

Cash capital at Holding and free cash flow

Amounts in EUR millions (unaudited)	1H 2026	1H 2025%
Beginning of period	1,311	1,725	(24)

Americas	308	259	19

United Kingdom	11	61	(83)

International	21	40	(49)

Asset Management	46	71	(35)

a.s.r. dividends	104	121	(14)

a.s.r. share buybacks	42	38	13

Cash flows from a.s.r.	146	159	(8)
Gross remittances	531	590	(10)

Funding and operating expenses	(139)	(148)	6
Free cash flow	392	442	(11)

Capital injections	(1)	(34)	98

Divestitures and acquisitions	59	26	127

Share buybacks and other flows from / (to) shareholders	(200)	(110)	(82)

Net change in gross financial leverage	107	(9)	n.m.

Other	(11)	(28)	58

End of period	1,656	2,011	(18)

*	n.m. – not measured.

Aegon’s Cash Capital at Holding increased during the first half of 2026, largely driven by remittances from the business units, partly offset by capital returns to shareholders in the form of share buybacks. Free cash flow included the 2025 final dividend from a.s.r. and Aegon’s participation in a share buyback program by a.s.r. Following the announcement of the sale of Aegon UK to Standard Life, Aegon UK remittances are reflected in divestitures and acquisitions in the first half of 2026. Except for a dividend from Cornerstone - a small entity outside the transaction perimeter which is being wound down - with the liquidation proceeds reported in free cash flow. Remittances from International only reflected the contribution from Portugal as the full remittances from Spain and TLB are expected to be received during the second half of 2026. As a result, and excluding the contribution from Aegon UK, free cash flow was flat compared to the prior year period. The Cash Capital at Holding also reflects the net cash proceeds from the senior bond issuance and the tender offer in the second quarter, partly offset by other items, which include the EUR 27 million share buyback to meet Aegon’s obligations related to share-based compensation plans for senior management.

Over the 2026-2027 period, Aegon aims to grow its free cash flow – excluding remittances from Aegon UK or dividends from Standard Life – by around 5% per year, from around EUR 0.68 billion run-rate in 2025 (taking into account the divestment of Aegon UK and an assumed EUR/USD exchange rate of 1.20).

2026 interim dividend

Aegon aims to pay a sustainable dividend to allow equity investors to participate in the company’s performance, which can grow over time if Aegon’s performance allows. At our 2025 CMD, Aegon set a financial ambition for dividend growth of more than 5% per annum. Aegon today announces an interim dividend for 2026 of EUR 0.21 per common share, which represents an increase of EUR 0.02 or 11% compared with the interim dividend for 2025.

Aegon’s shares will be quoted ex-dividend on September 2, 2026. The record date for the dividend will be September 3, 2026, and the dividend will be payable as of September 24, 2026.

Share buyback programs

At our 2025 CMD, we announced a new EUR 400 million share buyback program to be split evenly between the first and the second half of 2026. On January 12, 2026, Aegon announced a EUR 227 million share buyback, which reflected both the first half of the EUR 400 million share buyback program and EUR 27 million to meet Aegon’s obligations related to share-based compensation plans for senior management. This EUR 227 million share buyback program was completed on June 30, 2026.

On July 1, 2026, Aegon announced the beginning of a EUR 200 million share buyback program, which reflects the second half of the EUR 400 million share buyback program. Aegon today announces that it will be increasing this ongoing EUR 200 million share buyback program by an additional EUR 150 million to a total amount of EUR 350 million, consistent with its objective to reduce Cash Capital at Holding to around EUR 1.0 billion by the end of 2026. Barring unforeseen circumstances, this EUR 350 million share buyback is expected to be completed on or before December 23, 2026.

Exchange rates

	Weighted average rate		Closing rate

Per 1 EUR	1H 2026	1H 2025	June 30, 2026	December 31, 2025

USD	1.1667	1.0934	1.1417	1.1733

GBP	0.8673	0.8424	0.8612	0.8727

Interim financial information for the six-month period ended June 30, 2026 - Unaudited | 13

Condensed consolidated income statement

Amounts in EUR millions (except per share data)	Note	1H 2026	1H 2025 1

Continuing operations

Insurance revenue		4,247	4,558

Insurance service expenses	7	(4,565)	(5,033)

Net income / (expenses) on reinsurance held		372	588

Insurance service result	4	54	113

Interest revenue on financial instruments calculated using the effective interest method		1,231	1,364

Interest income from instruments measured at FVPL		105	111

Other investment income		6	7

Results from financial transactions	5.2	5,318	3,814

Impairment (losses) / reversals		16	(1)

Insurance finance income / (expenses)		(6,657)	(5,097)

Net reinsurance finance income / (expenses) on reinsurance held		332	267

Interest expenses		(39)	(73)

Insurance net investment result	5.1	313	393

Interest revenue on financial instruments calculated using the effective interest method		311	294

Interest income from instruments measured at FVPL		40	43

Other investment income		2	3

Results from financial transactions	5.2	2,252	1,987

Impairment (losses) / reversals		-	(7)

Investment contract income / (expenses)		(2,473)	(2,146)

Interest expenses		(7)	(10)

Other net investment result		125	163

Interest charges		(92)	(91)

Financing net investment result		(92)	(91)

Total net investment result	5	346	465

Fees and commission income	6	1,008	1,030

Other operating expenses	7	(1,197)	(1,220)

Other income / (charges)		24	3

Other result		(165)	(187)

Result before share in profit / (loss) of joint ventures, associates and tax		235	392

Share in profit / (loss) of joint ventures		155	118

Share in profit / (loss) of associates		211	60

Result before tax from continuing operations		601	570

Income tax (expense) / benefit	8	(45)	(50)

Net result from continuing operations		556	520

Discontinued operations

Net result from discontinued operations	19	52	86

Net result from continuing and discontinued operations		608	606

Net income/ (loss) attributable to:

Owners of Aegon Ltd.		614	584

Non-controlling interests		(6)	21

Earnings per share from continuing and discontinued operations	11.3

Basic earnings per common share		0.39	0.36

Basic earnings per common share B		0.01	0.01

Diluted earnings per common share		0.39	0.36

Diluted earnings per common share B		0.01	0.01

Earnings per share from continuing operations

Basic earnings per common share from continuing operations		0.35	0.30

Basic earnings per common share B from continuing operations		0.01	0.01

Diluted earnings per common share from continuing operations		0.35	0.30

Diluted earnings per common share B from continuing operations		0.01	0.01

1	1H 2025 figures are restated as Aegon UK is classified as discontinued operations.

14 |	Interim financial information for the six-month period ended June 30, 2026 - Unaudited

Condensed consolidated interim financial statements of Aegon Ltd.

Condensed consolidated statement of comprehensive income

Amounts in EUR millions	Note	1H 2026	1H 2025 1

Net result from continuing and discontinued operations		608	606

Items that will not be reclassified to profit or loss:

Gains/ (losses) on investments in equity instruments (FVOCI)		-	(1)

Remeasurements of defined benefit plans		(8)	(2)

Income tax relating to items that will not be reclassified		1	2

Discontinued operations that will not be reclassified	19	(27)	6

Insurance items that may be reclassified subsequently to profit or loss:

Unrealized gains / (losses) on financial assets (FVOCI)	5	(565)	745

Realized gains / (losses) on disposal of financial assets (FVOCI)	5	(5)	76

Insurance finance income / (expenses)	5	398	(433)

Reinsurance finance income / (expenses)	5	(169)	62

Changes in cash flow hedging reserve		14	(145)

Income tax relating to items that may be reclassified		40	(64)

Items that may be reclassified subsequently to profit or loss:

Unrealized gains / (losses) on financial assets (FVOCI)		(118)	166

Realized gains / (losses) on disposal of financial assets (FVOCI)		(8)	27

Changes in cash flow hedging reserve		10	(26)

Movements in foreign currency translation and net foreign investment hedging reserves		151	(420)

Equity movements of joint ventures		(6)	21

Equity movements of associates		54	6

Disposal		(1)	(1)

Income tax relating to items that may be reclassified		18	(36)

Discontinued operations that may be reclassified	19	16	(52)

Other		(3)	(1)

Total other comprehensive income / (loss)		(207)	(67)

Total comprehensive income / (loss)		401	538

Total comprehensive income/ (loss) attributable to:

Owners of Aegon Ltd.		405	534

Non-controlling interests		(4)	5

1	1H 2025 figures are restated as Aegon UK is classified as discontinued operations.

Interim financial information for the six-month period ended June 30, 2026 - Unaudited | 15

Condensed consolidated statement of financial position

Amounts in EUR millions	Note	June 30, 2026	December 31, 2025

Assets

Cash and cash equivalents		3,515	2,733

Assets held for sale	19	138,246	-

Investments	9	167,187	285,141

Derivatives		681	485

Investments in joint ventures		1,702	1,566

Investments in associates		2,761	2,638

Reinsurance contract assets	12	17,374	17,153

Insurance contract assets	12	16	18

Deferred tax assets		1,860	1,894

Deferred expenses		457	452

Other assets and receivables		3,538	4,632

Intangible assets		387	519

Total assets		337,725	317,233

Equity and liabilities

Shareholders’ equity	11	7,328	7,432

Other equity instruments	11.6	1,587	1,978

Issued capital and reserves attributable to owners of Aegon Ltd.		8,915	9,410

Non-controlling interests		72	85

Group equity		8,987	9,495

Subordinated borrowings		1,503	1,461

Trust pass-through securities		102	99

Reinsurance contract liabilities	12	201	195

Insurance contract liabilities	12	137,407	176,067

Investment contract liabilities with discretionary participation features	12	20	21,281

Investment contracts without discretionary participation features	13	41,839	97,814

Derivatives		1,269	1,469

Borrowings	14	2,230	1,982

Liabilities held for sale	19	137,070	-

Other liabilities		7,098	7,369

Total liabilities		328,739	307,738

Total equity and liabilities		337,725	317,233

16 |	Interim financial information for the six-month period ended June 30, 2026 - Unaudited

Condensed consolidated interim financial statements of Aegon Ltd.

Condensed consolidated statement of changes in equity

Amounts in EUR millions	Share capital	Retained earnings	Revaluation reserves	Remeasurement of defined benefit plans	Other reserves	Other equity instruments	Reserve of discontinued operations held for sale	Issued capital and reserves 1	Non- controlling interests	Total

On January 1, 2026	7,082	3,792	(2,519)	(966)	43	1,978	-	9,410	85	9,495

Net result recognized in the income statement	-	614	-	-	-	-	-	614	(6)	608

Other comprehensive income:

Items that will not be reclassified to profit or loss:

Remeasurements of defined benefit plans	-	-	-	(8)	-	-	-	(8)	-	(8)

Income tax relating to items that will not be reclassified	-	-	-	1	-	-	-	1	-	1

Discontinued operations that will not be reclassified	-	-	-	372	-	-	(399)	(27)	-	(27)

Insurance items that may be reclassified subsequently to profit or loss:

Unrealized gains / (losses) on financial assets (FVOCI)	-	-	(565)	-	-	-	-	(565)	-	(565)

Realized gains / (losses) on disposal of financial assets (FVOCI)	-	-	(5)	-	-	-	-	(5)	-	(5)

Insurance finance income / (expenses)	-	-	398	-	-	-	-	398	-	398

Reinsurance finance income / (expenses)	-	-	(169)	-	-	-	-	(169)	-	(169)

Changes in cash flow hedging reserve	-	-	14	-	-	-	-	14	-	14

Income tax relating to items that may be reclassified	-	-	40	-	-	-	-	40	-	40

Items that may be reclassified subsequently to profit or loss:

Unrealized gains / (losses) on financial assets (FVOCI)	-	-	(118)	-	-	-	-	(118)	-	(118)

Realized gains / (losses) on disposal of financial assets (FVOCI)	-	-	(8)	-	-	-	-	(8)	-	(8)

Changes in cash flow hedging reserve	-	-	10	-	-	-	-	10	-	10

Movements in foreign currency translation and net foreign investment hedging reserves	-	-	(79)	(17)	245	-	-	149	2	151

Equity movements of joint ventures	-	-	-	-	(6)	-	-	(6)	-	(6)

Equity movements of associates	-	-	-	-	54	-	-	54	-	54

Disposal	-	-	-	-	(1)	-	-	(1)	-	(1)

Income tax relating to items that may be reclassified	-	-	18	-	-	-	-	18	-	18

Discontinued operations that may be reclassified	-	-	-	-	502	-	(486)	16	-	16

Other	-	(3)	-	-	-	-	-	(3)	-	(3)

Total other comprehensive income / (loss)	-	(3)	(465)	349	794	-	(885)	(209)	2	(207)

Total comprehensive income / (loss)	-	611	(465)	349	794	-	(885)	405	(4)	401

Issuance and purchase of treasury shares	-	(188)	-	-	-	-	-	(188)	-	(188)

Repayment of perpetuals securities	-	50	-	-	-	(374)	-	(323)	-	(323)

Dividends paid on common shares	-	(313)	-	-	-	-	-	(313)	-	(313)

Coupons on perpetual securities	-	(37)	-	-	-	-	-	(37)	-	(37)

Incentive plans	-	(21)	-	-	-	(18)	-	(39)	-	(39)

Change in ownership non-controlling interest	-	-	-	-	-	-	-	-	(9)	(9)

On June 30, 2026	7,082	3,894	(2,984)	(617)	838	1,587	(885)	8,915	72	8,987

1	Issued capital and reserves attributable to owners of Aegon Ltd.

Amounts in EUR millions	Share capital	Retained earnings	Revaluation reserves	Remeasurement of defined benefit plans	Other reserves	Other equity instruments	Issued capital and reserves 1	Non- controlling interests	Total

On January 1, 2025	7,094	3,949	(3,706)	(1,072)	951	1,972	9,187	126	9,313

Net result recognized in the income statement	-	584	-	-	-	-	584	21	606

Other comprehensive income:

Items that will not be reclassified to profit or loss:

Gains/ (losses) on investments in equity instruments (FVOCI)	-	-	(1)	-	-	-	(1)	-	(1)

Remeasurements of defined benefit plans	-	-	-	5	-	-	5	-	5

Income tax relating to items that will not be reclassified	-	-	-	1	-	-	2	-	2

Insurance items that may be reclassified subsequently to profit or loss:

Unrealized gains / (losses) on financial assets (FVOCI)	-	-	745	-	-	-	745	-	745

Realized gains / (losses) on disposal of financial assets (FVOCI)	-	-	76	-	-	-	76	-	76

Insurance finance income / (expenses)	-	-	(433)	-	-	-	(433)	-	(433)

Reinsurance finance income / (expenses)	-	-	62	-	-	-	62	-	62

Changes in cash flow hedging reserve	-	-	(145)	-	-	-	(145)	-	(145)

Income tax relating to items that may be reclassified	-	-	(64)	-	-	-	(64)	-	(64)

Items that may be reclassified subsequently to profit or loss:

Unrealized gains / (losses) on financial assets (FVOCI)	-	-	166	-	-	-	166	-	166

Realized gains / (losses) on disposal of financial assets (FVOCI)	-	-	27	-	-	-	27	-	27

Changes in cash flow hedging reserve	-	-	(26)	-	-	-	(26)	-	(26)

Movements in foreign currency translation and net foreign investment hedging reserves	-	-	425	97	(976)	-	(455)	(17)	(472)

Equity movements of joint ventures	-	-	-	-	21	-	21	-	21

Equity movements of associates	-	-	-	-	6	-	6	-	6

Disposal	-	-	-	-	(1)	-	(1)	-	(1)

Income tax relating to items that may be reclassified	-	-	(36)	-	-	-	(36)	-	(36)

Other	-	(1)	-	-	-	-	(1)	-	(1)

Total other comprehensive income / (loss)	-	(1)	797	103	(950)	-	(51)	(17)	(67)

Total comprehensive income / (loss)	-	583	797	103	(950)	-	534	5	538

Issuance and purchase of treasury shares	-	(107)	-	-	-	-	(107)	-	(107)

Dividends paid on common shares	-	(300)	-	-	-	-	(300)	-	(300)

Coupons on perpetual securities	-	(19)	-	-	-	-	(19)	-	(19)

Incentive plans	-	(23)	-	-	-	(13)	(36)	-	(36)

On June 30, 2025	7,094	4,083	(2,909)	(969)	1	1,958	9,258	130	9,389

1	Issued capital and reserves attributable to owners of Aegon Ltd.

Interim financial information for the six-month period ended June 30, 2026 - Unaudited | 17

Condensed consolidated cash flow statement

Amounts in EUR millions	1H 2026	1H 2025 3

Result before tax from continuing operations	601	570

Result before tax from discontinued operations	69	107

Result before tax from continuing and discontinued operations	670	677

Results from financial transactions	(17,203)	(7,119)

Amortization and depreciation	(58)	(73)

Impairment losses	(16)	8

Results from (re)insurance contracts and investment contracts with discretionary participation features	11,275	6,617

Income from joint ventures	(155)	(118)

Income from associates	(211)	(60)

Release of cash flow hedging reserve	(42)	(73)

Other	94	184

Adjustments of non-cash items	(6,315)	(635)

Investment contracts without discretionary participation features	9,088	5,946

Accrued expenses and other liabilities	258	4,078

Accrued income and prepayments	(20)	(4,177)

Changes in accruals	9,327	5,846

Insurance contracts	(6,015)	(5,707)

Investment contracts with discretionary participation features	(1,412)	(1,194)

Reinsurance contracts held	785	795

Purchase of investments (other than money market investments)	(28,733)	(28,687)

Purchase of derivatives	(27)	75

Disposal of investments (other than money market investments)	32,023	29,837

Disposal of derivatives	203	(517)

Net change in cash collateral	(143)	444

Net purchase of money market investments	821	(1,170)

Cash flow movements on operating items not reflected in income	(2,498)	(6,125)

Tax (paid)/ received	(19)	66

Other	2	(6)

Net cash flows from operating activities	1,166	(176)

Purchase of intangible assets (other than future servicing rights)	(7)	(5)

Purchase of equipment and real estate for own use	(20)	(26)

Acquisition of subsidiaries, net of cash	-	(12)

Acquisition/capital contributions joint ventures and associates	(4)	(1)

Disposal of equipment	-	2

Disposal joint ventures and associates	46	56

Dividend received from joint ventures and associates	201	245

Net cash flows from investing activities	217	259

Purchase of treasury shares	(226)	(150)

Proceeds from TRUPS 1 , Subordinated borrowings and borrowings	981	-

Repayment of TRUPS 1 , subordinated loans and borrowings	(781)	(10)

Repayment of perpetuals securities	(305)	-

Coupons on perpetual securities	(37)	(34)

Payment of lease liabilities	(13)	(17)

Change in ownership non-controlling interests	(9)	-

Net cash flows from financing activities	(391)	(211)

Net increase / (decrease) in cash and cash equivalents 2	992	(129)

Net cash and cash equivalents at the beginning of the year	2,733	3,469

Effects of changes in exchange rate	40	(140)

Net cash and cash equivalents at the end of the period	3,765	3,200

Cash classified as Assets held for sale	250	-

Cash and cash equivalents in balance sheet	3,515	3,200

1	Trust pass-through securities.
2
Included in net increase / (decrease) in cash and cash equivalents are interest received EUR 1,742 million (2025: EUR 1,941 million), dividends received EUR 1,480 million (2025: EUR 1,649 million) and interest paid EUR 126 million (2025: EUR 159 million). All included in operating activities except for dividend received from joint ventures and associates EUR 201 million (2025: EUR 245 million).

3	1H 2025 figures are restated as Aegon UK is classified as discontinued operations.
The cash flow statement is prepared according to the indirect method.

18 |	Interim financial information for the six-month period ended June 30, 2026 - Unaudited

Notes to condensed consolidated interim financial statements

Notes to condensed consolidated interim financial statements
1 General information
Aegon Ltd. is an exempted company with liability limited by shares organized under the laws of Bermuda and registered with the Bermuda Registrar of Companies under number 202302830 and recorded in the Dutch Commercial Register registered under number 27076669 and with its registered address at Canon’s Court, 22 Victoria Street, Hamilton HM 12, Bermuda. The Bermuda Monetary Authority is Aegon’s group supervisor.
Aegon Ltd. has its headquarters in the Netherlands at World Trade Center Schiphol, Schiphol Boulevard 223, 1118 BH Schiphol. As Aegon Ltd. currently qualifies as a non-resident
company under Dutch law, certain Dutch law provisions remain applicable to it, including certain provisions of title 9 Book 2 of the Dutch Civil Code regarding the preparation and publication of its annual accounts.
Aegon Ltd. serves as the holding company for the Aegon Group and has listings of its common shares on Euronext Amsterdam and on the New York Stock Exchange (NYSE).
Aegon Ltd. (or “the Company”) and its subsidiaries (“Aegon” or “the Group”) have life insurance and pensions operations and are also active in savings and asset management operations, accident and health insurance and general insurance. Aegon operates fully owned businesses in the United States and Spain, as well as operating the fully owned asset management and Transamerica Life (Bermuda) businesses. Aegon also operates partnerships in Spain & Portugal, China, and Brazil. In addition, it holds a shareholding in a leading Dutch insurance and pensions company and, following completion of the announced sale of Aegon UK which is expected around the end of 2026, will retain a minority shareholding in a leading UK long-term savings and retirement business. Excluding Aegon UK, the Group employs around 12,100 people worldwide (2025: around 12,500).
2 Material accounting policies information and estimates
2.1 Basis of presentation
The condensed consolidated interim financial statements as at, and for the six-month
period ended, June 30, 2026 (‘first half year 2026’ or ‘1H 2026’), have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’, as issued by International Accounting Standards Board (hereafter ‘IFRS’). They do not include all of the information required for a full set of financial statements prepared in accordance with IFRS and should therefore be read together with the 2025 consolidated financial statements of Aegon Ltd. as included in the Annual Report on Form
20-F
2025 (Annual Report 2025), which is available on its website
www.aegon.com
.
Certain income statement related amounts in prior period have been reclassified due to the discontinued operations presentation for Aegon UK. These reclassifications had no effect on net income or shareholders’ equity.
The condensed consolidated interim financial statements are presented in euros (EUR) and all values are rounded to the nearest million unless otherwise stated. The consequence is that the rounded amounts may not add up to the rounded total in all cases.
2.2 New accounting policies
The accounting policies and methods of computation applied in the condensed consolidated interim financial statements are the same as those applied in the 2025 consolidated financial statements, except for the following IFRS standards and amendments that became effective for Aegon from January 1, 2026:

•	Annual Improvements Volume 11 (issued on July 18, 2024)
•	Amendments to IFRS 9 and IFRS 7: Classification and Measurement of Financial Instruments (issued on May 30, 2024)
•	Amendments to IFRS 9 and IFRS 7: Contracts Referencing Nature-dependent Electricity (issued on December 18, 2024)
These amendments did not have a material impact on the financial statements of Aegon.

Interim financial information for the six-month period ended June 30, 2026 - Unaudited | 19

2.3 Judgements and critical accounting estimates
In preparing these consolidated financial statements, Aegon has made judgements, estimates and assumptions that affect the application of the Group’s accounting policies and the reported amount of assets, liabilities, income, and expenses. Actual outcomes may differ from these estimates.
Included among the material (or potentially material) reported amounts and disclosures that require extensive use of estimates are the fair value of certain investments and derivatives (please refer to note
10 Fair value
), the measurement of (re)insurance contracts and investment contracts with discretionary participation features, furthermore non-financial
assumptions (please refer to note
12 (Re)Insurance contracts and investment contracts with discretionary participation features
), and the measurement of the expected credit loss (or “ECL”) allowance and economic variable assumptions (please refer to note
15 Financial risks
).
Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to estimates are recognized prospectively.
3 Segment information
Aegon’s operating segments are based on the businesses as presented in internal reports that are regularly reviewed by the Executive Director, who is regarded as the chief operating decision maker. The segment information is prepared by consolidating on a proportionate basis Aegon’s joint ventures (JVs) and associated companies except for its approximate 24% stake in a.s.r. The result of associate a.s.r. is included in Other income / (charges).
3.1 Segment results
The following table presents Aegon’s segment results. As from the date of the agreement of the sale, United Kingdom segment is classified as discontinued operations and its results are presented in Other income/(charges).

1H 2026	Americas	United Kingdom	Interna- tional	Asset Manage- ment	Holding and other activities	Elimi- nations	Segment total	JVs and associates elimi- nations	Consoli- dated
Operating result	648	-	123	150	(117)	(1)	804	166	970
Fair value items	25	-	10	(5)	(16)	(22)	(7)	(22)	(29)
Realized gains / (losses) on investments	56	-	1	-	-	-	57	(1)	56
Impairment (losses) / reversals	19	-	1	-	-	-	21	(1)	20
Non-operating items	101	-	13	(5)	(16)	(22)	71	(23)	48
Other income / (charges)	(343)	10	11	(6)	212	(44)	(160)	(204)	(364)
Result before tax	406	10	147	140	79	(67)	715	(62)	653
Income tax (expense) / benefit	(67)	-	(44)	(35)	25	14	(107)	62	(45)
Net result	339	10	103	104	104	(53)	608	-	608
Inter-segment result	(61)	(41)	124	2	29	(53)

Revenues
Insurance contracts: direct part.	463	-	2	-	-	-	465	-	464
Insurance contracts: without direct part.	3,687	-	696	-	-	(19)	4,365	(582)	3,783
Investment contracts with DPF: direct part.	-	-	4	-	-	-	4	(4)	-
Investment contracts with DPF: without direct part.	-	-	1	-	-	-	1	(1)	-
Insurance revenue	4,150	-	703	-	-	(19)	4,835	(587)	4,247

Interest revenue on financial instruments calculated using the effective interest method	1,504	-	52	1	15	(2)	1,570	(28)	1,542

Interest income from instruments measured at FVPL	141	-	2	4	-	-	147	(2)	145
Other investment income	6	-	71	9	103	(103)	87	(78)	8
Fee and commission income	723	-	15	498	-	(121)	1,115	(107)	1,008
Other revenues	-	-	13	5	-	-	19	(19)	-
Total revenues	6,524	-	857	517	118	(244)	7,772	(821)	6,950
Inter-segment revenues	73	-	-	68	103

1H 2025	Americas	United Kingdom 1	Interna- tional	Asset Manage- ment	Holding and other activities	Elimi- nations	Segment total	JVs and associates elimi- nations	Consoli- dated
Operating result	627	-	99	104	(117)	28	741	12	753
Fair value items	40	-	(38)	(2)	31	126	158	(2)	156
Realized gains / (losses) on investments	(73)	-	19	-	-	-	(54)	(20)	(74)
Impairment (losses) / reversals	(1)	-	(2)	(2)	-	-	(5)	3	(2)
Non-operating items	(34)	-	(21)	(4)	31	126	98	(18)	80
Other income / (charges)	(326)	45	(1)	(13)	48	119	(128)	(50)	(177)
Result before tax	267	45	77	86	(38)	273	711	(56)	656
Income tax (expense) / benefit	(7)	-	(31)	(24)	16	(59)	(106)	56	(50)
Net result	260	45	46	63	(22)	214	606	-	606
Inter-segment result	(423)	(40)	56	62	132	214

Revenues
Insurance contracts: direct part.	521	-	1	-	-	-	522	-	522
Insurance contracts: without direct part.	3,935	-	942	-	-	(20)	4,857	(821)	4,036
Insurance revenue	4,456	-	943	-	-	(20)	5,379	(821)	4,558

Interest revenue on financial instruments calculated using the effective interest method	1,608	-	31	1	25	(4)	1,660	(2)	1,658

Interest income from instruments measured at FVPL	143	-	1	10	-	-	154	-	154
Other investment income	9	-	65	15	496	(496)	89	(79)	10
Fee and commission income	859	-	13	322	-	(75)	1,119	(89)	1,030
Other revenues	-	-	18	1	-	-	19	(19)	-
Total revenues	7,076	-	1,070	348	521	(595)	8,420	(1,009)	7,410
Inter-segment revenues	21	-	-	76	498

1	1H 2025 figures are restated as Aegon UK is classified as discontinued operations.

20 |	Interim financial information for the six-month period ended June 30, 2026 - Unaudited

Notes to condensed consolidated interim financial statements Note 3

Operating result reconciliation
The reconciliation from Operating result to Result before tax from continuing operations, being the most comparable IFRS measure, is presented in the table below. For items that cannot be directly reconciled to the notes, the explanation appears below the table.

	Note	1H 2026	1H 2025 2

Result before tax from continuing operations		601	570

Elimination of share in earnings of joint ventures and associates		(166)	(12)

Insurance service expenses	4	531	274

Net income / (expenses) on reinsurance held	4	(192)	(14)

Net fair value change of financial investments at FVPL, other than derivatives	5	(545)	(425)

Net fair value change of derivatives	5	-	(5)

Realized gains and losses on financial investments	5	(40)	30

Net fair value change on investments in real estate	5	1	(12)

Impairment (losses) / reversals	5	(20)	2

Insurance finance income / (expenses)	5	552	239

Net reinsurance finance income / (expenses) on reinsurance held	5	-	13

Fee and commission income	6	-	(6)

Commissions and expenses	7	63	48

Other income		(26)	-

Other charges		1	(3)

Effects related to discontinued operations		41	40

Operating result		804	741

Tax effect 1		(157)	(158)

Operating result after tax		646	583

1	Tax effect was calculated using the respective operating segment’s statutory rate and presented on consolidated basis.
2	1H 2025 figures are restated as Aegon UK is classified as discontinued operations.

•	Insurance service expenses are mainly driven by two items:
°	Assumption changes on onerous contracts amounting to a loss of EUR 511 million (2025: loss of EUR 181 million), which is included in Other income / (charges).
°	Change in value of VFA products that result in (a reversal of) onerous contracts, amounting to a gain of EUR 2 million (2025: loss of EUR 41 million), which is included in Fair value items.
•	Net income / (expenses) on reinsurance held mainly consist of assumption changes that relate to (a reversal of) underlying onerous contracts, amounting to a gain of EUR 185 million (2025: gain of EUR 14 million), which is included in Other income / (charges).
•	Net fair value change of financial investments at fair value through profit or loss, other than derivatives reflects the over- or underperformance of investments and guarantees held at fair value for which the expected long-term return is included in the operating result.
•
Insurance finance income / (expenses) mainly relates to changes in the fair value of VFA products, amounting to a loss of EUR
552 million (2025: loss of EUR 239
million), which is included in Fair value items.

•	Net reinsurance finance income / (expenses) on reinsurance held relate to changes in discount rates and is included in Fair value items.
•	Commissions and expenses, which are included in Other income / (charges), relate to items that cannot be directly allocated to a specific line of business and restructuring charges.
3.2 Investments
Amounts included in the table below are presented on an IFRS basis, which means that investments in joint ventures and associates are not consolidated on a proportionate basis. Instead, these investments are included on a single line using the equity method of accounting.

Interim financial information for the six-month period ended June 30, 2026 - Unaudited | 21

June 30, 2026	Americas	United Kingdom	International	Asset Management	Holding and other activities	Total

Shares	212	-	60	10	-	282

Debt securities	51,233	-	1,162	96	-	52,491

Unconsolidated investment funds	97,254	-	241	-	-	97,495

Loans	9,557	-	3	-	11	9,571

Other financial assets	6,937	-	75	283	-	7,294

Investments in real estate	35	-	18	-	-	53

Total investments on balance sheet	165,228	-	1,559	389	11	167,187

Off-balance sheet investments third parties	218,372	-	8,444	286,659	-	513,475

Total revenue-generating investments	383,599	-	10,003	287,048	11	680,662

Investments

Financial assets measured at FVOCI

- Backing insurance contracts without direct part.	42,305	-	1,202	-	-	43,506

- Non-insurance related assets	8,955	-	1	79	-	9,034

Financial assets measured at FVPL

- Backing direct part. insurance contracts	68,985	-	273	-	-	69,258

- Backing insurance contracts without direct part.	6,376	-	43	-	-	6,419

- Non-insurance related assets	29,099	-	20	275	-	29,394

Financial assets measured at amortized cost	9,474	-	1	36	11	9,522

Investments in real estate	35	-	18	-	-	53

Total investments on balance sheet	165,228	-	1,559	389	11	167,187

Investments in joint ventures	-	-	1,140	562	-	1,702

Investments in associates	80	-	-	284	2,397	2,761

Other assets 1	25,072	14	4,406	561	10,759	27,830

Assets held for sale	-	138,246	-	-	-	138,246

Consolidated total assets	190,380	138,260	7,106	1,796	13,168	337,725

1	Other assets total eliminates intercompany transactions of EUR 12,984 million.

December 31, 2025	Americas	United Kingdom	International	Asset Management	Holding and other activities	Total

Shares	211	15,315	60	9	-	15,595

Debt securities	48,104	6,871	1,125	102	-	56,202

Unconsolidated investment funds	92,292	98,164	215	-	-	190,671

Loans	9,753	1,714	3	-	11	11,481

Other financial assets	7,900	2,627	67	119	-	10,713

Investments in real estate	24	437	19	-	-	479

Total investments on balance sheet	158,284	125,128	1,487	230	11	285,141

Off-balance sheet investments third parties	220,501	158,105	4,602	223,228	-	606,437

Total revenue-generating investments	378,786	283,233	6,089	223,459	11	891,578

Investments

Financial assets measured at FVOCI

- Backing insurance contracts without direct part.	39,952	-	1,158	-	-	41,109

- Non-insurance related assets	8,540	-	7	100	-	8,648

Financial assets measured at FVPL

- Backing direct part. insurance contracts	65,746	43,592	243	-	-	109,580

- Backing insurance contracts without direct part.	6,811	990	43	-	-	7,845

- Backing direct part. investment contracts	-	21,441	-	-	-	21,441

- Non-insurance related assets	27,540	58,668	18	94	-	86,320

Financial assets measured at amortized cost	9,671	-	1	36	11	9,719

Investments in real estate	24	437	19	-	-	479

Total investments on balance sheet	158,284	125,128	1,487	230	11	285,141

Investments in joint ventures	-	-	1,065	502	-	1,566

Investments in associates	78	-	-	296	2,264	2,638

Other assets 1	23,859	1,795	4,416	523	10,485	27,888

Consolidated total assets	182,221	126,923	6,968	1,551	12,760	317,233

1	Other assets total eliminates intercompany transactions of EUR 13,190 million.

22 |	Interim financial information for the six-month period ended June 30, 2026 - Unaudited

Notes to condensed consolidated interim financial statements Note 4

3.3 (Re)Insurance contracts and investment contracts with discretionary participation feature (DPF)

	Americas	United Kingdom	International	Eliminations	Total

June 30, 2026

Insurance contracts

Direct participation contracts	70,145	-	274	-	70,419

Without direct participation contracts	66,233	-	4,907	(4,218)	66,922

Contracts measured under the PAA	-	-	50	-	50

Investment contracts with DPF

Without direct participation contracts	-	-	20	-	20

Insurance contracts and investment contracts with DPF	136,378	-	5,250	(4,218)	137,410

Reinsurance contracts held	17,298	-	3,967	(4,091)	17,173

December 31, 2025

Insurance contracts

Direct participation contracts	67,074	44,188	246	-	111,508

Without direct participation contracts	63,355	517	4,918	(4,292)	64,497

Contracts measured under the PAA	-	-	44	-	44

Investment contracts with DPF

Direct participation contracts	-	21,269	-	-	21,269

Without direct participation contracts	-	-	12	-	12

Insurance contracts and investment contracts with DPF	130,429	65,974	5,220	(4,292)	197,331

Reinsurance contracts held	17,086	(3)	3,981	(4,106)	16,958
4 Insurance service result

1H 2026	1H 2025	1

Insurance revenue

Expected insurance claims and expenses	3,396	3,698

Earnings released from CSM	391	387

Release of risk adjustment	118	127

Recovery of acquisition cash flows	275	273

Other	6	18

Contracts measured under Non-PAA	4,186	4,503

Contracts measured under the PAA	61	56

Total Insurance revenue	4,247	4,558

Insurance service expenses

Incurred claims and expenses	(3,344)	(4,074)

Onerous contract losses (and reversals)	(880)	(624)

Amortization of acquisition cash flows	(275)	(273)

Contracts measured under Non-PAA	(4,499)	(4,972)

Contracts measured under PAA	(66)	(61)

Total Insurance service expenses	(4,565)	(5,033)

Net income / (expenses) on reinsurance held

Assumption changes that adjust underlying onerous contracts	185	14

Experience adjustments that adjust underlying onerous contracts	265	259

CSM recognized for service received	(18)	(3)

Release of risk adjustment	(35)	(38)

Experience adjustments on current service	(26)	355

Gain on retrospective reinsurance for incurred claims	1	1

Reversals of loss recovery component from onerous underlying contracts	1	-

Contracts measured under Non-PAA	372	588

Contracts measured under PAA	-	-

Net income / (expenses) on reinsurance held	372	588

Insurance service result	54	113

1	1H 2025 figures are restated as Aegon UK is classified as discontinued operations.
The following table shows the revenue recognized on insurance contracts by transition method. Other contracts comprise contracts transitioned under the full retrospective approach and contracts issued after the transition to IFRS 17.

Interim financial information for the six-month period ended June 30, 2026 - Unaudited | 23

Revenue recognized on insurance contracts in-force	1H 2026	1H 2025 1

Transitioned under the modified retrospective approach	191	234

Transitioned under the fair value approach	3,451	3,814

Other contracts	605	510

Total revenue recognized on insurance contracts	4,247	4,558

1	1H 2025 figures are restated as Aegon UK is classified as discontinued operations.
5 Total net investment result

	1H 2026	1H 2025 1

Insurance net investment result	313	393

Other net investment result	125	163

Financing net investment result	(92)	(91)

Total net investment result	346	465

1	1H 2025 figures are restated as Aegon UK is classified as discontinued operations.
5.1 Insurance net investment result

Insurance contracts	1H 2026

Direct part.	Without direct part.	Total	1

Insurance investment return

Interest revenue on financial instruments calculated using the effective interest method	-	1,231	1,231

Interest income from instruments measured at FVPL	-	105	105

Other investment income	-	5	6

Results from financial transactions	4,610	708	5,318

Impairment (losses) / reversals	-	16	16

Interest expenses	-	(39)	(39)

Profit or loss impacts	4,611	2,027	6,637

Unrealized gains / (losses) on financial assets (FVOCI)	-	(565)	(565)

Realized gains / (losses) on disposal of financial assets (FVOCI)	-	(5)	(5)

OCI impacts	-	(570)	(570)

Total insurance investment return	4,611	1,457	6,067

Insurance finance income / (expenses) – General model

Interest accreted to insurance contracts	-	(1,488)	(1,488)

Interest rate and other financial assumption changes	-	(207)	(208)

Revaluation of changes in non-financial assumptions and experience adjustments to current interest rates	-	50	50

Insurance finance income / (expenses) – Variable fee approach

Change in fair value of underlying assets	(5,228)	-	(5,228)

Change in fulfillment value - risk mitigation option	615	-	615

Total insurance finance income / (expenses)	(4,613)	(1,645)	(6,259)

Represented by:

Amounts recognized in profit or loss	(4,616)	(2,041)	(6,657)

Amounts recognized in OCI	3	396	398

Reinsurance finance income / (expenses) on reinsurance held

Interest accreted to reinsurance contracts	-	339	339

Interest rate and other financial assumption changes	-	(134)	(134)

Revaluation of changes in non-financial assumptions and experience adjustments to current interest rates	-	(35)	(35)

Changes in risk of non-performance of reinsurers	-	(7)	(7)

Total reinsurance finance income / (expenses) on reinsurance held	-	163	163

Represented by:

Amounts recognized in profit or loss	-	332	332

Amounts recognized in OCI	-	(169)	(169)

Insurance net investment result	(2)	(25)	(29)

Represented by:

Amounts recognized in profit or loss	(5)	318	313

Amounts recognized in OCI	3	(343)	(341)

1	Investment contracts with DPF - Without direct part. includes EUR (2) million in line Total insurance finance income / (expenses) and Insurance net investment result.

24 |	Interim financial information for the six-month period ended June 30, 2026 - Unaudited

Notes to condensed consolidated interim financial statements Note 6

	Insurance contracts		1H 2025 1

	Direct part.	Without direct part.	Total

Insurance investment return

Interest revenue on financial instruments calculated using the effective interest method	-	1,364	1,364

Interest income from instruments measured at FVPL	-	111	111

Other investment income	-	7	7

Results from financial transactions	3,705	110	3,814

Impairment (losses) / reversals	-	(1)	(1)

Interest expenses	-	(73)	(73)

Profit or loss impacts	3,705	1,517	5,223

Gains / (losses) on investments in equity instruments (FVOCI)	-	(1)	(1)

Unrealized gains / (losses) on financial assets (FVOCI)	-	745	745

Realized gains / (losses) on disposal of financial assets (FVOCI)	-	76	76

OCI impacts	-	821	821

Total insurance investment return	3,705	2,338	6,044

Insurance finance income / (expenses) – General model

Interest accreted to insurance contracts	-	(1,533)	(1,533)

Interest rate and other financial assumption changes	-	(827)	(827)

Revaluation of changes in non-financial assumptions and experience adjustments to current interest rates	-	150	150

Insurance finance income / (expenses) – Variable fee approach

Change in fair value of underlying assets	(3,637)	-	(3,637)

Change in fulfillment value - risk mitigation option	318	-	318

Total insurance finance income / (expenses)	(3,320)	(2,210)	(5,530)

Represented by:

Amounts recognized in profit or loss	(3,324)	(1,773)	(5,097)

Amounts recognized in OCI	4	(437)	(433)

Reinsurance finance income / (expenses) on reinsurance held

Interest accreted to reinsurance contracts	-	280	280

Interest rate and other financial assumption changes	-	102	102

Revaluation of changes in non-financial assumptions and experience adjustments to current interest rates	-	(54)	(54)

Changes in risk of non-performance of reinsurers	-	1	1

Total reinsurance finance income / (expenses) on reinsurance held	-	329	329

Represented by:

Amounts recognized in profit or loss	-	267	267

Amounts recognized in OCI	-	62	62

Insurance net investment result	385	457	843

Represented by:

Amounts recognized in profit or loss	381	12	393

Amounts recognized in OCI	4	446	450

1	1H 2025 figures are restated as Aegon UK is classified as discontinued operations.
5.2 Results from financial transactions

	1H 2026		1H 2025 1

	Insurance	Non-insurance	Insurance	Non-insurance

Fair value gains and losses derivatives	154	(3)	79	1

Fair value changes of financial assets at FVPL	5,121	2,259	3,760	1,980

Other	43	(4)	(24)	6

Results from financial transactions	5,318	2,252	3,814	1,987

1	1H 2025 figures are restated as Aegon UK is classified as discontinued operations.
6 Fees and commission income

	1H 2026	1H 2025 1

Fee from asset management and insurance distribution	969	987

Other fee and commission income	39	43

Fee and commission income	1,008	1,030

1	1H 2025 figures are restated as Aegon UK is classified as discontinued operations.

Interim financial information for the six-month period ended June 30, 2026 - Unaudited | 25

7 Other operating expenses
Other operating expenses reflect the expenses related to the non-insurance
business. The table below also includes the insurance related expenses which are presented as insurance service expenses in the income statement.

	1H 2026		1H 2025 1

	Insurance	Non-Insurance	Insurance	Non-Insurance

Policyholder claims and benefits	(2,769)	-	(3,450)	-

Onerous contract losses (and reversals)	(878)	-	(626)	-

Commissions	(814)	(444)	(737)	(470)

Handling and clearing fees	-	(8)	-	(13)

Right-of-use assets – interest expense	-	(1)	-	(1)

Employee expenses	(283)	(459)	(219)	(522)

Administration expenses	(188)	(283)	(263)	(217)

Deferred transaction expenses	-	17	-	20

Amortization of deferred expenses	-	(11)	-	(10)

Amortization of other intangibles	-	(8)	-	(8)

Total	(4,932)	(1,197)	(5,296)	(1,220)

Amounts attributed to acquisition cash flows	654	-	547	-

Amortization of acquisition cash flows	(275)	-	(273)	-

Amortization of acquisition cash flows PAA	(12)	-	(11)	-

Total other operating expenses	(4,565)	(1,197)	(5,033)	(1,220)

1	1H 2025 figures are restated as Aegon UK is classified as discontinued operations.
8 Income tax
The income tax for 1H 2026 includes recurring
non-taxable
income such as the dividend received deduction in the United States and income on the stake of a.s.r. and tax credits in the United States from investments that provide affordable housing to individuals and families that meet median household income requirement. These beneficial tax impacts are offset by valuation allowance for tax losses.
9 Investments

	Insurance contracts		Investment contracts with DPF	Non-Insurance related	Total

June 30, 2026	Direct part.	Without direct part.	Direct part.

FVOCI – with recycling	-	43,497	-	9,033	52,531

FVOCI – no recycling	-	9	-	1	10

Amortized cost	-	7,170	-	2,352	9,522

FVPL – designated	69,258	641	-	28,287	98,187

FVPL – mandatory	-	5,778	-	1,107	6,884

Total financial assets (excl. derivatives)	69,258	57,095	-	40,781	167,134

Investments in real estate	-	53	-	-	53

Total investments	69,258	57,148	-	40,781	167,187

December 31, 2025

FVOCI – with recycling	-	41,100	-	8,647	49,747
FVOCI – no recycling	-	9	-	1	10

Amortized cost	-	7,443	-	2,276	9,719
FVPL – designated	109,580	1,637	21,441	85,222	217,880

FVPL – mandatory	-	6,207	-	1,098	7,306

Total financial assets (excl. derivatives)	109,580	56,397	21,441	97,244	284,662

Investments in real estate	217	42	132	87	479

Total investments	109,798	56,439	21,573	97,331	285,141
Following the announcement of the agreement with Standard Life Plc., Aegon UK was classified as held for sale which led to a material decrease in Aegon’s investments as of June 30, 2026. Please refer to note
19 Discontinued operations
.

26 |	Interim financial information for the six-month period ended June 30, 2026 - Unaudited

Notes to condensed consolidated interim financial statements Note 10

Financial assets, excluding derivatives, by measurement category

Investments - Aegon risk June 30, 2026	FVOCI (recycling)	FVOCI (no recycling)	Amortized cost	FVPL (designated)	FVPL (mandatory)	Total	Fair value

Shares	-	10	-	-	247	257	257

Debt securities	50,293	-	36	554	1,604	52,486	52,486

Money market and other short-term investments	2,209	-	-	21	1,068	3,299	3,299

Deposits with financial institutions	-	-	11	-	-	11	11

Loans	-	-	9,475	84	-	9,558	8,694

Other	29	-	-	1	3,966	3,996	3,996

Total	52,531	10	9,522	659	6,884	69,606	68,742

December 31, 2025

Shares	-	10	-	-	263	273	273

Debt securities	47,411	-	36	1,123	1,315	49,884	49,884

Money market and other short-term investments	2,308	-	-	146	1,722	4,176	4,176

Deposits with financial institutions	-	-	11	-	-	11	11

Loans	-	-	9,672	82	-	9,754	8,985

Other	28	-	-	716	4,005	4,749	4,749

Total	49,747	10	9,719	2,066	7,306	68,848	68,078

Investments - Policyholder risk	June 30, 2026	December 31, 2025

Shares	25	15,321

Debt securities	6	6,318

Money market and other short-term investments	-	1,788

Unconsolidated investment funds	97,495	190,671

Deposits with financial institutions	2	1,716

Total	97,527	215,814
10 Fair value
The following tables provide an analysis of financial instruments recorded at fair value on a recurring basis by level of the fair value hierarchy.

	Fair value hierarchy

June 30, 2026	Level I	Level II	Level III	Total

Shares	5	-	5	10

Debt securities	4,350	45,248	695	50,293

Money market and other short-term investments	1,812	396	1	2,209

Other investments at fair value	-	29	-	29

Total financial assets measured at FVOCI	6,167	45,673	701	52,541

Shares	185	13	49	247

Debt securities	12	2,019	127	2,158

Money market and other short-term investments	1,089	-	-	1,089

Loans	-	-	84	84

Other investments at fair value	21	2	3,944	3,967

Derivatives	60	621	-	681

Investments - Policyholder risk	76,213	21,218	96	97,527

Total financial assets measured at FVPL	77,579	23,873	4,299	105,752

Total financial assets measured at fair value	83,746	69,546	5,000	158,293

Investment contracts without DPF - Policyholder risk	-	28,269	-	28,269

Derivatives	8	1,262	-	1,269

Total financial liabilities measured at fair value	8	29,531	-	29,538

Interim financial information for the six-month period ended June 30, 2026 - Unaudited | 27

	Fair value hierarchy

December 31, 2025	Level I	Level II	Level III	Total

Shares	5	-	5	10

Debt securities	4,165	42,717	528	47,411

Money market and other short-term investments	2,102	207	-	2,308

Other investments at fair value	-	27	1	28

Total financial assets measured at FVOCI	6,272	42,951	533	49,757

Shares	179	30	54	263

Debt securities	253	2,075	110	2,438

Money market and other short-term investments	1,708	160	-	1,868

Loans	-	-	82	82

Other investments at fair value	18	716	3,987	4,721

Derivatives	14	464	8	485

Investments - Policyholder risk	89,715	125,710	389	215,814

Total financial assets measured at FVPL	91,886	129,156	4,630	225,671

Total financial assets measured at fair value	98,158	172,107	5,163	275,428

Investment contracts without DPF - Policyholder risk	-	85,161	-	85,161

Derivatives	50	1,419	-	1,469

Total financial liabilities measured at fair value	50	86,580	-	86,630
There have been no changes in fair value valuation methods compared to Annual Report 2025.
Significant transfers between Level I, Level II, and Level III
There were significant transfers between Level II and Level III during 1H 2026. Several ABS investments in the Americas were reported in Level II as they were being priced using the trade price. As of June 30, 2026, these debt securities are priced using uncorroborated broker pricing so moved to Level III. Aegon’s policy is to record transfers of assets and liabilities between Level I, Level II and Level III at their fair values from the beginning of each reporting period.
Movements in Level III financial instruments measured at fair value
The following table summarizes the change of all assets and liabilities measured at estimated fair value on a recurring basis using significant unobservable inputs (Level III), including realized and unrealized gains (losses) of all assets and liabilities and unrealized gains (losses) of all assets and liabilities still held at the end of the respective period.

	On January 1, 2026	Total gains / (losses) in income statement 1	Total gains / (losses) in OCI 2	Purch- ases	Sales	Settle- ments	Net ex- change difference	Trans- fers from levels I and II	Transfers to levels I and II	Transfers to disposal groups	On June 30, 2026	Total URGL for the period 3
Shares	5	-	-	-	-	-	-	-	-	-	5	-
Debt securities	528	4	5	78	(46)	(51)	17	162	(3)	-	695	-
Money markets and other short-term investments	-	-	-	1	-	-	-	-	-	-	1	-
Other investments at fair value	1	-	-	-	-	-	-	-	-	-	-	-
Total FVOCI	533	4	5	79	(46)	(51)	17	162	(3)	-	701	-
Shares	54	(2)	-	4	(10)	-	1	1	-	-	49	(2)
Debt securities	110	1	-	13	(22)	(3)	3	24	-	-	127	(1)
Loans	82	(1)	-	1	-	-	2	-	-	-	84	(1)
Other investments	3,987	(156)	-	147	(141)	-	107	-	-	-	3,944	(90)
Derivatives	8	2	-	-	-	-	-	-	-	(10)	-	-
Investments -
Policyholder risk	389	4	-	14	(10)	-	4	-	-	(307)	96	-
Total FVPL	4,630	(151)	-	178	(183)	(3)	118	25	-	(316)	4,299	(94)
Total financial assets	5,163	(147)	5	257	(229)	(53)	136	188	(3)	(316)	5,000	(94)

	On January 1, 2025	Disposal of a business	Total gains / (losses) in income statement 1	Total gains / (losses) in OCI 2	Purch- ases	Sales	Settle- ments	Net ex- change differ- ence	Trans- fers from levels I and II	Trans- fers to levels I and II	On December 31, 2025	Total URGL for the period 3
Shares	4	-	-	-	-	-	-	-	-	-	5	-
Debt securities	799	-	7	5	124	(82)	(86)	(84)	71	(226)	528	-
Other	-	-	-	(1)	1	-	-	-	-	-	1	-
Total FVOCI	803	-	7	5	125	(83)	(86)	(84)	71	(226)	533	-
Shares	86	-	7	-	17	(46)	-	(9)	-	-	54	7
Debt securities	107	-	-	-	2	(1)	(5)	(13)	23	(2)	110	-
Loans	82	-	4	-	12	(5)	-	(10)	-	-	82	3
Other investments	4,457	-	(9)	-	463	(400)	-	(525)	-	-	3,987	16
Derivatives	9	-	-	-	-	(1)	-	-	-	-	8	(1)
Investments - Policyholder risk	312	(14)	(36)	-	320	(38)	-	(28)	-	(127)	389	1
Total FVPL	5,053	(14)	(35)	-	815	(491)	(5)	(585)	23	(129)	4,630	26
Total financial assets	5,856	(14)	(28)	5	940	(573)	(90)	(670)	93	(355)	5,163	26

1	Includes impairments and movements related to fair value hedges. Gains and losses are recorded in the line item Results from financial transactions of the income statement.
2
Total gains and losses are recorded in line items Unrealized gains / (losses) on financial assets measured at FVOCI and Realized gains / (losses) on disposal of financial assets measured at FVOCI of the statement of comprehensive income.

3	Total unrealized gains / (losses) for the period recorded in the P&L during which the financial instrument was in Level III.

28 |	Interim financial information for the six-month period ended June 30, 2026 - Unaudited

Notes to condensed consolidated interim financial statements Note 11

Fair value information about assets and liabilities not measured at fair value
The following table presents the carrying values and estimated fair values of assets and liabilities, excluding assets and liabilities that are carried at fair value on a recurring basis.

	On June 30, 2026		On December 31, 2025
	Carrying amount	Total estimated fair value	Carrying amount	Total estimated fair value

Assets

Debt securities - held at amortized cost	36	36	36	36

Loans - held at amortized cost	9,475	8,611	9,672	8,902

Deposits with financial institutions - held at amortized cost	11	11	11	11

Liabilities

Subordinated borrowings - held at amortized cost	1,503	1,317	1,461	1,312

Trust pass-through securities - held at amortized cost	102	119	99	118

Borrowings - held at amortized cost	2,230	2,295	1,982	2,059

Investment contracts - held at amortized cost	13,570	10,152	12,652	9,473
Financial instruments for which carrying value approximates fair value
Certain financial instruments that are not carried at fair value are carried at amounts that approximate fair value, due to their short-term nature and generally negligible credit risk. These instruments include cash and cash equivalents, short-term receivables and accrued interest receivable, short-term liabilities, and accrued liabilities. These instruments are not included in the table above.
11 Shareholders’ equity and other equity instruments
Issued share capital attributable to shareholders of Aegon Ltd.
11.1 Share capital

	June 30, 2026	December 31, 2025

Share capital - par value	229	229

Share premium	6,853	6,853

Total share capital	7,082	7,082

Share capital - par value

Balance on January 1	229	241

Shares withdrawn	-	(12)

Closing balance	229	229
No shares were withdrawn or cancelled in the 1H 2026. In December 2025, 79,677,562 common shares were cancelled, and 17,557,160 common shares B were cancelled.
11.2 Treasury shares
On the reporting date, Aegon Ltd. held 96,422,384 (2025: 68,791,547) of its own treasury common shares and 7,945,440 (2025: 7,945,440) own treasury common shares B with a par value of EUR 0.12 each.
2026
On June 30, 2026, Aegon completed its share buyback program which began on January 12, 2026, returning EUR 227 million to shareholders. Between January 12, 2026, and June 30, 2026, a total of 33,909,553 common shares were repurchased at an average price of EUR 6.6786 per share. Vereniging Aegon participated in this buyback for EUR 37 million. Aegon will use 4,033,295 common shares, equal to a share buyback amount of EUR 27 million, to meet its obligations resulting from share-based compensation plans for senior management and cancel the remainder of the repurchased shares in the second half of 2026.
2025
On December 15, 2025, Aegon completed its share buyback program, which initially began on July 1, 2025, as a EUR 200 million initiative and was later expanded, on August 25, 2025, by an additional EUR 200 million, bringing the total to EUR 400 million. Between July 1, 2025, and December 15, 2025, 61,197,437 common shares were repurchased at an average price of EUR 6.4772 per share. Vereniging Aegon participated in this program for EUR 71 million.

Interim fi nan cial information for the six- mo nth period ended Ju ne 30, 2026 - Unaudited | 29

On June 30, 2025, Aegon completed its share buyback program, as announced on November 15, 2024, returning EUR 150 million to shareholders. Between January 13, 2025, and June 30, 2025, a total of 25,200,170 common shares were repurchased at an average price of EUR 5.9641 per share. The EUR 150 million share buyback program included approximately EUR 40 million to meet Aegon’s obligations arising from share-based compensation plans for senior management. Vereniging Aegon participated in this buyback for EUR 20 million.
In 2025, in total 6,862,976 common shares were sold at an average price of EUR 5.7516 per share, in connection with Aegon’s obligations resulting from the share-based compensation plans for senior management.
In December 2025, 79,677,562 common shares were cancelled at an average price of EUR 5.8066, and 17,557,160 common shares B were repurchased and cancelled at an average price of EUR 0.16.
11.3 Earnings per share
Basic earnings per share is calculated by dividing the net result attributable to owners, after the deduction of coupons on perpetual securities, by the weighted average number of common shares, excluding common shares purchased by the Company and held as treasury shares.

Continuing and discontinued operations	1H 2026	1H 2025

Net result attributable to owners of Aegon Ltd.	614	584

Coupons on perpetual securities	(37)	(19)

Net result attributable to owners for basic earnings per share calculation	577	565

Net result attributable to common shareholders	574	562

Net result attributable to common shareholders B	3	3

Weighted average number of common shares outstanding (in millions)	1,489	1,573

Weighted average number of common shares B outstanding (in millions)	328	345

Basic earnings per common share (EUR per share)	0.39	0.36

Basic earnings per common share B (EUR per share)	0.01	0.01
The diluted earnings per share equaled the basic earnings per share for all years disclosed, as there were no long-term incentive plans that were considered dilutive.
Earnings per share from discontinued operations is presented in note
19 Discontinued operations
.
11.4 Dividend per share
Aegon declared final and interim dividends on common share and common share B for the year 2025 and 1H 2026, respectively. The dividend per share on common share are presented in the following table. The interim and final dividends on common share B, based on its financial rights, are 1/40th of a common share. Aegon distributes dividends in cash.

	EUR per common share
Year	Interim	Final	Total
2026	0.21 1	n.a.	n.a.

2025	0.19	0.21 2	0.40

1	Proposed.
2	Approved by AGM on June 10, 2026.

30 |	Interim financial information for the six-month period ended June 30, 2026 - Unaudited

Notes to condensed consolidated interim financial statements Note 12

11.5 Revaluation reserves

	Investments FVOCI	Real estate held for own use	Cash flow hedging reserve	Insurance contracts	Investment contracts with DPF	Reinsurance contracts held	Total

On January 1, 2026	(2,434)	8	469	1,821	-	(2,384)	(2,519)

Gross revaluation	(683)	-	65	399	(1)	(169)	(388)

Net (gains) / losses transferred to income statement	(13)	-	(42)	-	-	-	(55)

Movements in foreign currency translation and net foreign investment hedging reserves	(80)	-	13	56	-	(69)	(79)

Tax effect	113	-	(5)	(86)	-	36	59

On June 30, 2026	(3,097)	8	501	2,191	(1)	(2,586)	(2,984)

On January 1, 2025	(4,426)	9	724	2,795	-	(2,808)	(3,706)

Gross revaluation	1,605	1	(97)	(833)	-	119	795

Net (gains) / losses transferred to income statement	342	-	(127)	-	-	-	215

Movements in foreign currency translation and net foreign investment hedging reserves	464	(1)	(79)	(297)	-	326	413

Tax effect	(419)	-	49	174	-	(22)	(218)

Disposal of group assets	-	(1)	-	-	-	-	(1)

Other	-	-	-	(17)	-	-	(17)

On December 31, 2025	(2,434)	8	469	1,821	-	(2,384)	(2,519)
In 1H 2026, the movements in foreign currency translation were mainly driven by the strengthening of the USD exchange rate against the EURO.
The revaluation accounts for both investments measured at FVOCI and for real estate held for own use include unrealized gains and losses on these investments, net of tax. Upon sale, the amounts realized are recognized in the income statement (for FVOCI investments with recycling) or transferred to retained earnings (for real estate held for own use). The revaluation reserve also includes the loss allowance recognized for financial assets measured at FVOCI. In 1H 2026, the movement is mainly driven by the increase in interest rates.
The closing balances of the revaluation reserve for investments measured at FVOCI relate to the following instruments:

	June 30, 2026	December 31, 2025

Shares	3	3

Debt securities	(3,094)	(2,431)

Money market and other short-term investments	(6)	(6)

Revaluation reserve for investments measured at FVOCI	(3,097)	(2,434)
11.6 Other equity instruments
During 1H 2026, Aegon completed tender offers for five series of subordinated notes, which resulted in the reduction of outstanding Junior perpetual capital securities by EUR 217 million and Perpetual cumulative subordinated bonds by EUR 157 million. As of June 30, 2026, their combined balance amounted to EUR 1,003 million (December 31, 2025: EUR 1,377 million).
12 (Re)Insurance contracts and investment contracts with discretionary participation features
12.1 Contracts by measurement model
Below table presents the assets and liabilities balances of insurance contracts and reinsurance contracts held, by measurement model. This includes contracts measured under Premium allocation approach (PAA) and contracts measured under the General model and Variable fee approach (i.e.
Non-PAA).

	June 30, 2026			December 31, 2025

By measurement model	Non-PAA	PAA	Total	Non-PAA	PAA	Total

Insurance contract assets	16	-	16	18	-	18

Insurance contract liabilities	137,357	50	137,407	176,024	44	176,067

Insurance contracts net balance	137,341	50	137,391	176,006	44	176,049

Reinsurance contract assets	17,365	9	17,374	17,146	8	17,153

Reinsurance contract liabilities	201	-	201	195	-	195

Reinsurance contracts net balance	17,164	9	17,173	16,950	8	16,958

Interim financial information for the six-month period ended June 30, 2026 - Unaudited | 31

All groups of investment contracts with discretionary participation features (DPF) were measured under
Non-PAA
and were in a liability position at the reporting date and comparative period.
12.2 Movements in carrying amounts on (re)insurance contracts and investment contracts with DPF
The following tables presents the reconciliation of the net carrying amounts of insurance contracts, reinsurance contracts held and investment contracts with DPF.
12.2.1 Movement schedules by type of liability (or asset)
•	For insurance contracts and investment contracts with DPF - Liability for remaining coverage excluding loss component (LFRC), Loss component (LC) and Liability for incurred claims (LFIC)
•	For reinsurance contracts held - Asset for remaining coverage excluding loss recovery component (AFRC), Loss recovery component (LRC) and Asset for incurred claims (AFIC).

	$	$	$	$	$	$	$	$

				1H 2026				FY 2025

Insurance contracts (Non-PAA) - by type	LFRC	LC	LFIC	Total	LFRC	LC	LFIC	Total

Opening assets	59	(27)	(14)	18	1,886	(1,373)	(387)	125

Opening liabilities	141,597	2,829	31,597	176,024	159,857	1,252	27,209	188,318

Net opening balance	141,539	2,856	31,611	176,006	157,971	2,625	27,596	188,193

Insurance revenue	(4,265)	-	-	(4,265)	(8,906)	-	-	(8,906)

Incurred claims and expenses	-	(222)	3,592	3,370	-	(378)	7,967	7,589

Amortization of acquisition cash flows	276	-	-	276	538	-	-	538

Onerous contract losses (and reversals)	-	888	-	888	-	1,139	-	1,139

Adjustments for incurred claims	-	-	-	-	-	-	1	1

Insurance service expenses	276	666	3,593	4,535	538	762	7,967	9,267

Investment components	(2,106)	-	2,106	-	(5,809)	-	5,809	-

Insurance service result	(6,095)	666	5,699	270	(14,177)	762	13,776	361

Insurance finance (income) / expenses	5,285	49	-	5,334	18,005	138	-	18,143

Cash flows	(2,985)	(206)	(2,047)	(5,238)	(4,721)	(353)	(6,252)	(11,326)

Disposal of a business	-	-	-	-	(7)	-	-	(7)

Transfers to disposal groups	(42,936)	(11)	(29)	(42,977)	-	-	-	-

Transfer (to)/from other headings	-	-	-	-	(10)	10	-	-

Net exchange differences	2,902	90	954	3,946	(15,522)	(326)	(3,510)	(19,358)

Net closing balance	97,710	3,445	36,187	137,341	141,539	2,856	31,611	176,006

Closing assets	62	(29)	(17)	16	59	(27)	(14)	18
Closing liabilities	97,772	3,416	36,170	137,357	141,597	2,829	31,597	176,024

				1H 2026				FY 2025

Reinsurance contracts (Non-PAA) - by type	AFRC	LRC	AFIC	Total	AFRC	LRC	AFIC	Total

Opening assets	15,749	1,693	(296)	17,146	15,965	475	(426)	16,015

Opening liabilities	191	2	2	195	2,011	(1,270)	(439)	303

Net opening balance	15,558	1,690	(298)	16,950	13,954	1,745	13	15,712

Net expenses from reinsurance contracts	(48)	450	(29)	372	308	254	275	837

Other reinsurance finance income / (expenses)	137	31	-	168	613	69	-	681

Effect of reinsurer default risk changes	(7)	-	-	(7)	2	-	-	2

Total changes in the profit or loss and OCI	82	481	(29)	534	922	322	275	1,520

Cash flows	(654)	(104)	(29)	(788)	2,443	(166)	(597)	1,680

Transfers to disposal groups	4	-	-	4	-	-	-	-

Net exchange differences	418	55	(10)	464	(1,761)	(211)	10	(1,961)

Net closing balance	15,408	2,122	(366)	17,164	15,558	1,690	(298)	16,950

Closing assets	15,603	2,125	(363)	17,365	15,749	1,693	(296)	17,146
Closing liabilities	195	2	4	201	191	2	2	195

32 |	Interim financial information for the six-month period ended June 30, 2026 - Unaudited

Notes to condensed consolidated interim financial statements Note 12

	$	$	$	$	$	$	$	$

				1H 2026				FY 2025

Investment contracts with DPF - by type	LFRC	LC	LFIC	Total	LFRC	LC	LFIC	Total

Opening assets	-	-	-	-	-	-	-	-

Opening liabilities	21,278	2	1	21,281	22,332	-	-	22,332

Net opening balance	21,278	2	1	21,281	22,332	-	-	22,332

Insurance revenue	(19)	-	-	(19)	(77)	-	-	(77)

Incurred claims and expenses	-	-	7	6	-	-	30	30

Onerous contract losses (and reversals)	-	(1)	-	(1)	-	2	-	2

Insurance service expenses	-	(1)	7	6	-	2	30	32

Investment components	(838)	-	838	-	(3,109)	-	3,109	-

Insurance service result	(857)	(1)	844	(13)	(3,186)	2	3,139	(45)

Insurance finance (income) / expenses	(440)	-	-	(440)	2,916	-	-	2,916

Cash flows	99	-	(845)	(746)	394	-	(3,138)	(2,744)

Transfers to disposal groups	(20,194)	(1)	-	(20,196)	-	-	-	-

Net exchange differences	133	-	-	133	(1,177)	-	-	(1,177)

Net closing balance	20	-	-	20	21,278	2	1	21,281

Closing assets	-	-	-	-	-	-	-	-

Closing liabilities	20	-	-	20	21,278	2	1	21,281
12.2.2 Movement schedules by measurement component
Measurement components comprise Best estimate liability (BEL), Risk adjustment (RA), and Contractual service margin (CSM).

	$	$	$	$	$	$	$	$

				1H 2026				FY 2025

Insurance contracts (Non-PAA) - by component	BEL	RA	CSM	Total	BEL	RA	CSM	Total

Opening assets	100	(35)	(47)	18	452	(323)	(5)	125

Opening liabilities	164,531	3,134	8,359	176,024	176,063	3,295	8,959	188,318

Net opening balance	164,430	3,169	8,406	176,006	175,611	3,618	8,964	188,193

Changes in estimates that adjust CSM	(27)	(70)	96	-	(371)	(78)	449	-

Changes in estimates that adjust onerous contracts	717	143	-	859	1,069	29	-	1,098

New contracts issued – non-onerous	(468)	79	390	-	(788)	118	669	-

New contracts issued – onerous	19	10	-	29	25	17	-	42

Changes that relate to future service	241	162	486	888	(65)	86	1,118	1,139

Earnings released from CSM	-	-	(431)	(431)	-	-	(930)	(930)

Release of risk adjustment	-	(132)	-	(132)	-	(278)	-	(278)

Experience adjustments on current service	(58)	-	-	(58)	439	-	-	439

Revenue from policyholder tax expenses incurred	3	-	-	3	(11)	-	-	(11)

Changes that relate to current service	(55)	(132)	(431)	(618)	428	(278)	(930)	(780)

Experience adjustments on incurred claims	-	-	-	-	1	-	-	1

Changes that relate to past service	-	-	-	-	1	-	-	1

Insurance service result	186	30	54	270	364	(191)	189	361

General model

Interest accreted to insurance contracts	1,301	62	130	1,493	2,654	141	226	3,021

Interest rate and other financial assumption changes	196	1	-	198	1,775	(4)	-	1,771

Revaluation of changes in non-financial assumptions and experience adjustments to current interest rates	(45)	(4)	-	(49)	(138)	10	-	(128)

Variable fee approach

Change in fair value of the underlying assets	4,309	-	-	4,309	14,316	-	-	14,316

Change in fulfilment value - risk mitigation option	(616)	-	-	(616)	(836)	-	-	(836)

Insurance finance (income) / expenses	5,145	59	130	5,334	17,770	148	226	18,143

Premiums received	6,651	-	-	6,651	14,405	-	-	14,405

Claims, benefits and expenses paid	(11,240)	-	-	(11,240)	(24,576)	-	-	(24,576)

Acquisition costs paid	(638)	-	-	(638)	(1,126)	-	-	(1,126)

Other	(11)	-	-	(11)	(30)	-	-	(30)

Cash flows	(5,238)	-	-	(5,238)	(11,326)	-	-	(11,326)

Disposal of a business	-	-	-	-	(7)	-	-	(7)

Transfers to disposal groups	(41,515)	(218)	(1,244)	(42,977)	-	-	-	-

Other movements	(41,515)	(218)	(1,244)	(42,977)	(7)	-	-	(7)

Net exchange differences	3,651	85	210	3,946	(17,981)	(405)	(972)	(19,358)

Net closing balance	126,659	3,126	7,556	137,341	164,430	3,169	8,406	176,006

Closing assets	104	(38)	(49)	16	100	(35)	(47)	18

Closing liabilities	126,764	3,087	7,507	137,357	164,531	3,134	8,359	176,024

Interim financial information for the six-month period ended June 30, 2026 - Unaudited | 33

	$		$		$		$	$		$		$		$

							1H 2026							FY 2025

Reinsurance contracts (Non-PAA) - by component	BEL		RA		CSM		Total	BEL		RA		CSM		Total

Opening assets		15,816		691		639	17,146		15,374		433		208	16,015

Opening liabilities		172		(30)		54	195		693		(361)		(29)	303

Net opening balance		15,644		721		585	16,950		14,681		794		237	15,712

Changes in estimates that adjust CSM		(53)		13		41	-		(234)		(20)		254	-

Changes in estimates that adjust underlying onerous contracts		476		(13)		(12)	450		591		9		18	618

New reinsurance contracts recognized		(11)		3		9	1		(200)		60		141	1

Reversals of loss recovery component		-		-		1	1		-		-		-	-

Changes that relate to future service		411		2		37	451		157		50		413	620

CSM recognized for service received		-		-		(18)	(18)		-		-		(11)	(11)

Release of risk adjustment		-		(35)		-	(35)		-		(72)		-	(72)

Experience adjustment on current service		(26)		-		-	(26)		300		-		-	300

Changes that relate to current service		(26)		(35)		(18)	(79)		300		(72)		(11)	217

Net income/ (expenses) on reinsurance held		386		(32)		19	372		457		(22)		402	837

Reinsurance finance income / (expenses)		144		18		-	162		652		43		(12)	683

Premiums paid (net of commission)		628		-		-	628		4,950		-		-	4,950

Amounts received		(1,415)		-		-	(1,415)		(3,270)		-		-	(3,270)

Other		-		-		-	-		(1)		-		-	(1)

Cash flows		(788)		-		-	(788)		1,680		-		-	1,680

Transfers to disposal groups		6		-		(2)	4		-		-		-	-

Net exchange difference		427		20		17	464		(1,826)		(94)		(42)	(1,961)

Net closing balance		15,819		726		619	17,164		15,644		721		585	16,950

Closing assets		15,998		685		682	17,365		15,816		691		639	17,146

Closing liabilities		179		(41)		62	201		172		(30)		54	195

	$	$	$	$	$	$	$	$

				1H 2026				FY 2025

Investment contracts with DPF - by component	BEL	RA	CSM	Total	BEL	RA	CSM	Total

Opening assets	-	-	-	-	-	-	-	-

Opening liabilities	20,940	97	245	21,281	21,987	112	233	22,332

Net opening balance	20,940	97	245	21,281	21,987	112	233	22,332

Changes in estimates that adjust CSM	24	(4)	(20)	-	(66)	5	61	-

Changes in estimates that adjust onerous contracts	(1)	-	-	(1)	2	-	-	2

New contracts issued – non-onerous	(2)	-	1	-	-	-	-	-

Changes that relate to future service	22	(4)	(19)	(1)	(64)	5	61	2

Earnings released from CSM	-	-	(9)	(9)	-	-	(37)	(37)

Release of risk adjustment	-	(4)	-	(4)	-	(14)	-	(14)

Experience adjustments on current service	-	-	-	-	4	-	-	4

Changes that relate to current service	-	(4)	(9)	(13)	4	(14)	(37)	(47)

Insurance service result	22	(7)	(28)	(13)	(60)	(10)	25	(45)

General model

Changes in interest rates and other financial assumptions	1	-	-	1	-	-	-	-

Variable fee approach

Change in fair value of the underlying assets	(441)	-	-	(441)	2,916	-	-	2,916

Insurance finance (income) / expenses	(440)	-	-	(440)	2,916	-	-	2,916

Premiums received	106	-	-	106	413	-	-	413

Claims, benefits and expenses paid	(848)	-	-	(848)	(3,157)	-	-	(3,157)

Acquisition costs paid	(2)	-	-	(2)	(2)	-	-	(2)

Other	(1)	-	-	(1)	1	-	-	1

Cash flows	(746)	-	-	(746)	(2,744)	-	-	(2,744)

Transfers to disposal groups	(19,891)	(90)	(214)	(20,196)	-	-	-	-

Net exchange differences	131	1	2	133	(1,159)	(6)	(13)	(1,177)

Net closing balance	15	-	4	20	20,940	97	245	21,281

Closing assets	-	-	-	-	-	-	-	-

Closing liabilities	15	-	4	20	20,940	97	245	21,281

34 |	Interim financial information for the six-month period ended June 30, 2026 - Unaudited

Notes to condensed consolidated interim financial statements Note 12

12.2.3 Movement schedules of contractual service margin by transition method
The table below presents the reconciliation of the contractual service margin recognized for contracts in force as of the transition date. The transition methods applied to these contracts include the Modified retrospective approach (MRA), Fair value approach (FVA) and Other applicable method.

	Insurance contracts				Reinsurance contracts held				Investment contracts with DPF

	MRA	FVA	Other	Total	MRA	FVA	Other	Total	MRA	FVA	Other	Total

On January 1, 2026	879	4,192	3,335	8,406	-	245	340	585	-	244	-	245

Changes in estimates that adjust CSM	(167)	355	(92)	96	-	-	40	41	-	(23)	2	(20)

Changes in estimates that adjust onerous contracts	-	-	-	-	-	(9)	(3)	(12)	-	-	-	-

New contracts recognized	-	-	390	390	-	-	9	9	-	-	1	1

Earnings released from CSM	(49)	(234)	(148)	(431)	-	(1)	(17)	(18)	-	(9)	-	(9)

Insurance finance (income) / expenses	1	72	57	130	-	(7)	7	-	-	-	-	-

Net exchange differences	20	114	76	210	-	6	10	17	-	2	-	2

Transfers to disposal groups	-	(275)	(969)	(1,244)	-	(2)	-	(2)	-	(214)	-	(214)

On June 30, 2026	684	4,223	2,649	7,556	-	232	387	619	-	-	4	4

On January 1, 2025	1,457	4,494	3,013	8,964	-	28	208	237	-	233	-	233

Changes in estimates that adjust CSM	(296)	563	181	449	-	224	30	254	-	61	-	61

Changes in estimates that adjust onerous contracts	-	-	-	-	-	18	-	18	-	-	-	-

New contracts recognized	-	-	669	669	-	-	141	141	-	-	-	-

Earnings released from CSM	(130)	(483)	(317)	(930)	-	9	(20)	(11)	-	(37)	-	(37)

Insurance finance (income) / expenses	3	129	93	226	-	(23)	11	(12)	-	-	-	-

Net exchange differences	(156)	(511)	(305)	(972)	-	(11)	(30)	(42)	-	(13)	-	(13)

On December 31, 2025	879	4,192	3,335	8,406	-	245	340	585	-	244	-	245
12.3 Critical judgments and estimates
Compared to the insurance contracts related critical judgements and estimates (valuation methods, actuarial assumptions) applied in the Annual Report 2025, material changes were processed in 1H 2026 related to risk-free yield curves, illiquidity premium curves and changes in methods and inputs used to measure fulfilment cash flows.
12.3.1 Risk-free yield curve
Aegon has identified various rates available in the EUR, GBP and USD markets that can be used as a basis for the risk-free yield curve, including EURIBOR swap rates for EUR, reformed Sterling Overnight Index Average (SONIA) for GBP, and Secured Overnight Funding Rates (SOFR) and US Treasury rates for USD. EURIBOR rates are adjusted for credit risk by subtracting a credit risk allowance. No adjustment is made to overnight swap rates and US Treasury rates, as the credit risk of these instruments is deemed negligible.
A full risk-free yield curve is derived by first interpolating between tenors for which market data are available, and then extrapolating the yield curve beyond market-observable maturities. Discount rates converge to an ultimate forward rate (linear grading over a
10-year
period is assumed for the USD and EUR). A uniform last liquid point for EUR and USD is set at 30 years, while GBP is set at 50 years. The ultimate forward rates reflect a long-term view on nominal interest rates and are set by management for each currency, taking into account expected real interest rates and long-term inflation, together with the current market environment. The current ultimate forward rate assumption is 3.40% (December 31, 2025: 3.40%).
Aegon reviews the risk-free last liquid point and ultimate forward rates at least annually which, although expected to be infrequent, may lead to assumption updates if there are significant changes in market conditions.

	June 30, 2026						December 31, 2025

Risk-free yield curves (%)	1 year	5 years	10 years	15 years	20 years	30 years	1 year	5 years	10 years	15 years	20 years	30 years

GBP	3.99	4.07	4.38	4.68	4.86	4.90	3.54	3.67	4.04	4.36	4.54	4.59

USD	4.07	4.25	4.53	4.98	5.22	5.00	3.48	3.77	4.28	4.84	5.16	5.00

Interim financial information for the six-month period ended June 30, 2026 - Unaudited | 35

Illiquidity premium (ILP)
Aegon updates the reference portfolio quarterly, and
the
ILP last liquid point and ILP ultimate forward rate are revised accordingly. The ILP curves of Aegon’s significant portfolios are presented below. These ILP curves are added to the risk-free yields of the currency in which the cash flows of the products are denominated.

		June 30, 2026						December 31, 2025

ILP per portfolio (%)	Country	1 year	5 years	10 years	15 years	20 years	30 years	1 year	5 years	10 years	15 years	20 years	30 years

Fixed Deferred Annuity	US	0.90	0.98	1.07	1.16	1.16	1.17	0.92	0.99	1.06	1.15	1.16	1.16

Indexed Universal Life	US	1.08	1.12	1.15	1.20	1.20	1.21	1.01	1.07	1.13	1.19	1.19	1.20

Long-Term Care	US	0.83	0.84	0.85	1.06	1.15	1.32	0.82	0.83	0.84	1.06	1.14	1.31

Traditional Life	US	0.93	0.95	0.97	1.13	1.19	1.31	0.91	0.94	0.96	1.11	1.17	1.28

Universal Life	US	0.85	0.87	0.90	1.12	1.17	1.29	0.85	0.88	0.91	1.07	1.13	1.27

Variable Annuities	US	0.55	0.63	0.64	0.64	0.62	0.65	0.36	0.51	0.64	0.64	0.63	0.65

Annuities	UK	0.90	0.90	0.90	0.90	0.90	0.89	0.76	0.76	0.76	0.76	0.76	0.72

Individual Protection	UK	0.43	0.43	0.43	0.43	0.43	0.42	0.45	0.45	0.45	0.45	0.45	0.44
12.3.2 Changes in methods and inputs used to measure fulfillment cash flows
During 1H 2026, Aegon conducted its annual review of assumptions and model updates for the Americas and TLB.
Non-financial
assumption changes resulted in an unfavorable impact of EUR 304 million, mainly reflecting the more efficient use of withdrawals and surrenders of Variable Annuities policyholders together with addressing other policyholder behavior experience variances which resulted in higher-than-expected premium persistency in older Universal Life policies, higher- than-expected usage of accelerated living benefits and adverse lapse experience on Traditional Life policies. Further, mortality assumptions updates resulting in lower mortality improvement mainly for onerous, older Life policies also had an adverse impact.
However, these were partly offset by mortality assumption updates to lower future mortality in younger life insurance policies together with favorable mortality updates in annuities and from improved spread and profitability assumptions on the IUL product.
Of the total impact, EUR 333 million was recognized in the income statement and EUR 42 million was recognized in the OCI and, EUR 71 million increased the CSM.
12.4 Risk mitigation
Aegon has chosen to apply the risk mitigation option and recognize changes in the fulfillment value of products with direct participation in the profit or loss and OCI, rather than adjusting the CSM. The adjustment to the CSM that would otherwise have been made in 1H 2026 is EUR 615 million (1H 2025: EUR 318 million).
13 Investment contracts without discretionary participation features

	June 30, 2026	December 31, 2025

Investment contracts without DPF - Aegon risk	13,570	12,652

Investment contracts without DPF - Policyholder risk	28,269	85,161

Total investment contracts without DPF	41,839	97,814

	Aegon risk		Policyholder risk

Movement schedule	1H 2026	FY 2025	1H 2026	FY 2025

Opening balance	12,652	12,592	85,161	79,078

Deposits	816	1,798	4,875	15,135

Withdrawals	(840)	(1,653)	(4,279)	(12,788)

Interest credited	180	354	1,033	11,004

Fund charges released	(30)	(15)	(154)	(384)

Net exchange differences	362	(1,535)	1,121	(6,241)

Transfer to / from other headings	461	1,113	(453)	(647)

Transfers to disposal groups	(31)	-	(59,035)	-

Other movements	(2)	(2)	-	4

Closing balance	13,570	12,652	28,269	85,161

36 |	Interim financial information for the six-month period ended June 30, 2026 - Unaudited

Notes to condensed consolidated interim financial statements Note 14

14 Borrowings

	June 30, 2026	December 31, 2025
Capital funding	1,849	1,396

Operational funding	382	586
Total borrowings	2,230	1,982
Capital funding increased by EUR 453 million mainly due to issuance of USD 500 million senior unsecured notes with a fixed coupon of 5.625% and a tenor of ten years. The notes were issued by Aegon Funding Company LLC and guaranteed on a senior unsecured basis by Aegon Ltd. The maturity date is May 7, 2036.
In 2026, the operational funding decreased mainly due to the paydown
of
Federal
Home Loan Bank (FHLB) borrowings. This borrowing program is part of Aegon’s asset–liability management strategy.
15 Financial risks
There have been no material changes in financial risks as reported in Annual Report 2025, except for the economic variable assumptions and ECL information.
15.1 Economic variable assumptions
The most significant
period-end
assumptions used for the ECL estimate are set out below. The scenarios “base”, “upside” and “downside” were used for all portfolios.

June 30, 2026	Scenarios	2027	2028	2029	2030	Units

Interest rates	Base	4.36	4.42	4.48	4.47	Interest Rates: 10-Year Treasury Constant Maturities, (% p.a., NSA 1 )

Interest rates	Upside	4.44	4.42	4.47	4.47	Interest Rates: 10-Year Treasury Constant Maturities, (% p.a., NSA 1 )

Interest rates	Downside	3.50	4.00	4.27	4.40	Interest Rates: 10-Year Treasury Constant Maturities, (% p.a., NSA 1 )

Unemployment rate	Base	4.66	4.55	4.50	4.57	(%, SA)

Unemployment rate	Upside	3.78	3.96	3.86	4.02	(%, SA)

Unemployment rate	Downside	8.40	6.99	5.87	5.04	(%, SA)

House Price Index	Base	428.56	443.35	458.07	473.14	Existing Single-Family Home Price: Median, (Ths. USD, SA)

House Price Index	Upside	460.16	476.97	498.41	517.39	Existing Single-Family Home Price: Median, (Ths. USD, SA)

House Price Index	Downside	366.03	390.94	408.61	421.48	Existing Single-Family Home Price: Median, (Ths. USD, SA)

Domestic GDP	Base	25,024.30	25,583.91	26,262.97	26,971.68	Bil. Ch. 2012 USD, SAAR 2

Domestic GDP	Upside	25,406.74	26,029.13	26,745.05	27,453.89	Bil. Ch. 2012 USD, SAAR 2

Domestic GDP	Downside	23,846.24	24,371.64	25,277.17	26,086.79	Bil. Ch. 2012 USD, SAAR 2

Equity	Base	6,961.56	7,398.77	8,012.41	8,622.30	Standard & Poor’s (S&P); Moody’s Analytics Forecasted

Equity	Upside	7,413.18	7,927.83	8,354.24	8,935.02	Standard & Poor’s (S&P); Moody’s Analytics Forecasted

Equity	Downside	4,985.49	5,672.73	6,935.66	7,861.56	Standard & Poor’s (S&P); Moody’s Analytics Forecasted

December 31, 2025	Scenarios	2026	2027	2028	2029	Units

Interest rates	Base	4.29	4.32	4.33	4.30	Interest Rates: 10-Year Treasury Constant Maturities, (% p.a., NSA 1 )

Interest rates	Upside	4.39	4.41	4.33	4.30	Interest Rates: 10-Year Treasury Constant Maturities, (% p.a., NSA 1 )

Interest rates	Downside	3.05	3.76	4.02	4.16	Interest Rates: 10-Year Treasury Constant Maturities, (% p.a., NSA 1 )

Unemployment rate	Base	4.78	4.59	4.29	4.05	(%, SA)

Unemployment rate	Upside	3.83	3.94	3.66	3.47	(%, SA)

Unemployment rate	Downside	8.34	7.60	6.16	4.94	(%, SA)

House Price Index	Base	429.08	438.87	455.20	471.22	Existing Single-Family Home Price: Median, (Ths. USD, SA)

House Price Index	Upside	450.23	472.07	494.28	513.52	Existing Single-Family Home Price: Median, (Ths. USD, SA)

House Price Index	Downside	362.72	383.66	404.10	420.99	Existing Single-Family Home Price: Median, (Ths. USD, SA)

Domestic GDP	Base	24,484.94	24,932.78	25,485.10	26,129.71	Bil. Ch. 2012 USD, SAAR 2

Domestic GDP	Upside	24,887.20	25,401.41	26,012.56	26,724.26	Bil. Ch. 2012 USD, SAAR 2

Domestic GDP	Downside	23,372.80	23,689.06	24,425.29	25,270.54	Bil. Ch. 2012 USD, SAAR 2

Equity	Base	6,363.30	6,460.73	6,953.76	7,485.28	Standard & Poor’s (S&P); Moody’s Analytics Forecasted

Equity	Upside	6,831.53	6,904.30	7,343.79	7,756.76	Standard & Poor’s (S&P); Moody’s Analytics Forecasted

Equity	Downside	4,423.87	4,764.13	5,780.16	6,786.08	Standard & Poor’s (S&P); Moody’s Analytics Forecasted

1	NSA: Not seasonally adjusted.
2	SAAR: Seasonally adjusted annual rate.

Interim financial information for the six-month period ended June 30, 2026 - Unaudited | 37

The weightings assigned to each economic scenario
were
as follows:

Weightings	Base	Upside	Downside

On June 30, 2026	40	30	30

On December 31, 2025	40	30	30
Other forward-looking considerations not otherwise incorporated within the above scenarios, such as the impact of any regulatory, legislative, or political changes, have also been considered, but are not deemed to have a material impact, and therefore, no adjustment has been made to the ECL for such factors. This process is reviewed and monitored for appropriateness on a quarterly basis.
15.2 Information about amounts arising from ECL
Aegon regularly monitors industry sectors and individual debt securities for factors influencing the ECL allowance. These include credit risk-driven stage transfers, recognition or derecognition of financial instruments, and updates to model inputs such as probability of default (PD), exposure at default (EAD), and loss given default (LGD). Changes in models or assumptions, time-based discount unwinds, foreign exchange effects, and asset write-offs also impact ECL. For asset-backed securities, Aegon assesses cash flow trends and collateral levels. Investment portfolio ratings are based on a composite of S&P, Moody’s, Fitch, and internal assessments. The following tables detail changes in the loss allowance over the reporting period.

	Gross amount					ECL

Debt securities	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
1H 2026	(12-month ECL)	(Lifetime ECL)	(Lifetime ECL) ¹	gross amount	(12-month ECL)	(Lifetime ECL)	(Lifetime ECL) ¹	Total ECL

Opening balance	46,782	358	306	47,446	(188)	(27)	(131)	(347)

Acquisition	5,100	4	3	5,107	(18)	(1)	(1)	(19)

Disposal	(2,842)	(43)	(44)	(2,928)	10	1	29	40

ECL transfer from stage 1 to stage 2	(194)	194	-	-	1	(1)	-	-

ECL transfer from stage 2 to stage 1	12	(12)	-	-	(1)	1	-	-

ECL transfer from stage 2 to stage 3	-	(5)	5	-	-	6	(6)	-

ECL transfer from stage 3 to stage 2	-	14	(14)	-	-	(7)	7	-

ECL transfer from stage 3 to stage 1	13	-	(13)	-	(2)	-	2	-

Impact on year-end ECL	-	-	-	-	3	(5)	(2)	(4)

Amortizations through income statement	70	1	20	91	-	-	-	-

Unrealized gains/losses through equity	(659)	(3)	3	(659)	-	-	-	-

Movements related to fair value hedges	(1)	-	-	(1)	-	-	-	-

Change in models	-	-	-	-	45	(3)	4	46

Other movements	(1)	-	-	(1)	-	-	-	-

Transfer to/from other headings	(60)	-	-	(60)	-	-	-	-

Net exchange differences	1,312	13	8	1,332	(4)	(1)	(3)	(8)

Closing balance	49,532	522	274	50,328	(154)	(38)	(100)	(292)

1	Including purchased credit impaired.

38 |	Interim financial information for the six-month period ended June 30, 2026 - Unaudited

Notes to condensed consolidated interim financial statements Note 16

	Gross amount					ECL

Debt securities	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
FY 2025	(12-month ECL)	(Lifetime ECL)	(Lifetime ECL) ¹	gross amount	(12-month ECL)	(Lifetime ECL)	(Lifetime ECL) ¹	Total ECL

Opening balance	51,529	335	383	52,247	(187)	(41)	(112)	(341)

Acquisition	8,632	4	27	8,663	(29)	-	(14)	(43)

Disposal	(8,729)	(146)	(88)	(8,963)	30	15	28	73

ECL transfer from stage 1 to stage 2	(269)	269	-	-	2	(2)	-	-

ECL transfer from stage 1 to stage 3	(12)	-	12	-	-	-	-	-

ECL transfer from stage 2 to stage 1	24	(24)	-	-	(1)	1	-	-

ECL transfer from stage 2 to stage 3	-	(36)	36	-	-	4	(4)	-

ECL transfer from stage 3 to stage 2	-	1	(1)	-	-	(1)	1	-

ECL transfer from stage 3 to stage 1	12	-	(12)	-	(9)	-	9	-

Impact on year-end ECL	-	-	-	-	9	(10)	(51)	(52)

Amortizations through income statement	115	1	46	162	-	-	-	-

Unrealized gains/losses through equity	1,528	18	(58)	1,488	-	-	-	-

Change in models	-	-	-	-	(26)	3	(1)	(24)

Other movements	7	(23)	14	(2)	-	-	-	-

Transfer to/from other headings	(21)	-	(7)	(28)	-	-	-	-

Net exchange differences	(6,035)	(42)	(44)	(6,120)	23	5	14	42

Closing balance	46,782	358	306	47,446	(188)	(27)	(131)	(347)

1	Including purchased credit impaired.
The total amount of undiscounted ECL on June 30, 2026, for purchased or originated credit-
impaired
financial assets recognized during the period was EUR 1 million (December 31, 2025: EUR 1 million).
16 Capital management and solvency
Aegon’s group solvency ratio and surplus under the Bermuda solvency framework is broadly in line with that under the Solvency II framework during a transition period. The method to translate Transamerica’s capital position into the group solvency position is also similar to the methodology previously applied under Solvency II. Aegon’s UK insurance subsidiaries have been included in the Aegon’s Solvency calculation in accordance with UK Solvency II standards, including Aegon UK’s approved Partial Internal Model.
Aegon agreed to adopt the Bermuda solvency framework after the transition period. Aegon announced on May 16, 2025 that it will apply an aggregation approach to calculate its group solvency under the Bermuda solvency framework after the transition period. Implementation of Group regulatory reporting under the Bermuda solvency framework has been accelerated from 2027 to 2026, with the Group solvency ratio expected to remain broadly in line with current levels and no impact on Aegon’s capital management framework.
Aegon’s debt structure and funding decisions remain driven by economic considerations, while also taking into account market circumstances, regulatory requirements, and rating agency considerations.
The Group solvency ratio is calculated as the ratio between the Eligible Own Funds and the Solvency Capital Requirement (SCR). The Eligible Own Funds equal to the Available Own Funds after applying any Own Funds eligibility restrictions.

	June 30, 2026	1	December 31, 2025
Group Eligible Own Funds	11,378		11,901

Group SCR	6,715		6,464
Group Solvency ratio 2	169%		184%

1	The solvency ratios are estimates and are not final until filed with the respective supervisory authority
2	Including our share of a.s.r. Excess of Assets over Liabilities (minus own shares and minus minority interests) and SCR in our Group Solvency numbers.
The Group Solvency ratio decreased with 15%-points. This decrease is mainly driven by the Perpetual Capital Subordinated Bonds (restricted Tier 1) losing eligibility per January 1, 2026, because the
10-year
period of grandfathering of these instruments ended after December 31, 2025; the debt tender offer; the foreseeable interim 2026 dividend; the Share buyback announced for 2H 2026; and negative impact from markets and assumption updates; partly offset by the impact from operating capital generation.

Interim financial information for the six-month period ended June 30, 2026 - Unaudited | 39

Liquidity
During the first half year of 2026, the Revolving Credit Facility (RCF) of USD 1,375 billion has been extended from 2030 to 2031.
17 Commitments and contingencies
The information given in this section is limited to the material changes that have taken place on the proceedings in which Aegon is involved as listed in note 39.5 Commitments and contingencies of the Annual Report 2025, and any new material proceedings that have commenced after the Annual Report 2025 was published.
In August 2026, the court granted preliminary settlement approval in a putative class action alleging that a US based Aegon subsidiary improperly failed to pay bonuses to policy owners on a certain block of universal life policies. The settlement remains subject to final court approval. The matter is fully provisioned.
In March 2026, the court granted preliminary settlement a
pp
roval in litigation regarding several US based Aegon subsidiaries over increases in monthly deduction rates (MDR) on universal life products. The fully provisioned settlement amount has been paid to the class administrator, and the related provision has been released. The settlement remains subject to final court approval.
No new material proceedings have been initiated since the publication of the Annual Report 2025.
18 Companies and businesses acquired and divested
There were no significant acquisitions or divestments in 1H 2026.
19 Discontinued operations
On April 15, 2026, Aegon announced it has reached an agreement on the sale of Aegon UK plc (’’Aegon UK”), containing Aegon’s UK insurance and pensions operations, to Standard Life Plc (’’Standard Life”), a publicly traded company on the London stock exchange. In connection with such sale, Aegon will receive GBP 750 million in gross cash proceeds and a 15.3% shareholding in Standard Life ordinary shares, with associated governance rights. Any remittances taken out of Aegon UK between the signing and closing of the transaction will be deducted from the GBP 750 million cash amount. The transaction is expected to close around the end of 2026, subject to customary conditions, including regulatory approvals.
Aegon’s asset management activities in the UK will remain part of Aegon’s global asset manager and will be an important asset management partner for the new combined business.
This note presents the disclosures related to Aegon UK, which is reported as United Kingdom segment in note
3 Segment information
, qualified as held for sale and discontinued operations as from the date of the agreement of the sale. In addition, the impact of this transaction on Aegon’s risk profile and capital position can be referred to note
15 Financial risks
and note
16 Capital management and solvency
. Risk free yield curves in GBP and illiquidity premiums for Aegon UK’s significant portfolios can be referred to note
12.3
Critical judgements and estimates
.

40 |	Interim financial information for the six-month period ended June 30, 2026 - Unaudited

Notes to condensed consolidated interim financial statements Note 19

19.1 Condensed income statement

Amounts in EUR millions (except per share data)	1H 2026	1H 2025

Discontinued operations

Insurance revenue	212	211

Insurance service expenses	(78)	(86)

Insurance service result	134	125

Interest revenue on financial instruments calculated using the effective interest method	13	14

Interest income from instruments measured at FVPL	117	173

Other investment income	732	820

Results from financial transactions	4,224	1,011

Insurance finance income / (expenses)	(5,136)	(2,024)

Net reinsurance finance income / (expenses) on reinsurance held	(2)	(1)

Insurance net investment result	(52)	(7)

Interest revenue on financial instruments calculated using the effective interest method	17	19

Interest income from instruments measured at FVPL	31	58

Other investment income	560	600

Results from financial transactions	5,029	366

Investment contract income / (expenses)	(5,633)	(1,028)

Interest expenses	-	1

Other net investment result	4	15

Total net investment result	(48)	8

Fees and commission income	167	149

Other operating expenses	(187)	(179)

Other income / (charges)	4	5

Other result	(17)	(26)

Result before tax from discontinued operations	69	107

Income tax (expense) / benefit	(17)	(22)

Result after tax from discontinued operations	52	86

Impairment loss on remeasurement of the disposal group	-	-

Net result from discontinued operations 1	52	86

Earnings per share from discontinued operations

Basic earnings per common share	0.03	0.05

Basic earnings per common share B	0.00	0.00

Diluted earnings per common share	0.03	0.05

Diluted earnings per common share B	0.00	0.00

1	Net result from discontinued operations equals to the sum of Net result of Aegon UK (third party result) and the Inter-segment result ( intercompany result), both under 3.1 Segment results .
19.2 Condensed statement of comprehensive income

	1H 2026	1H 2025

Net result from discontinued operations	52	86

Items that will not be reclassified to profit or loss:

Remeasurements of defined benefit plans	(27)	6

Items that may be reclassified subsequently to profit or loss:

Movement in foreign currency translation and net foreign investment hedging reserves	16	(52)

Total other comprehensive income / (loss) from discontinued operations	(11)	(45)

Total comprehensive income / (loss) from discontinued operations	41	40

Interim financial information for the six-month period ended June 30, 2026 - Unaudited | 41

19.3 Condensed held for sale assets and liabilities

June 30, 2026

Assets

Cash and cash equivalents	250

Investments	136,640

Derivatives	53

Reinsurance contract assets	1

Deferred tax assets	74

Deferred expenses	13

Other assets and receivables	1,084

Intangible assets	131

Total assets held for sale	138,246

Liabilities

Reinsurance contract liabilities	5

Insurance contract liabilities	46,857

Investment contract liabilities with discretionary participation features	21,777

Investment contracts without discretionary participation features	67,438

Derivatives	196

Other liabilities	797

Total liabilities held for sale	137,070
19.4 Condensed cash flow statement

	1H 2026	1H 2025

Net cash inflow (outflow) from operating activities	114	81

Net cash inflow (outflow) from investing activities	(2)	(6)

Net cash inflow (outflow) from financing activities	(76)	(69)

Net cash inflow (outflow) from discontinued operations	35	5
19.5 Impairment assessment
Upon classification as held for sale, as per June 30, 2026, the carrying amount of Aegon UK has been compared to the fair value less cost to sell, which is estimated by reference to the fair value of the consideration to which Aegon Ltd. is entitled under the terms and conditions of the sales agreement. The fair value less cost to sell is higher than the carrying value and thus an impairment loss is not applicable.

Proceeds	Number	Share price	GBP	EUR
Cash (in million)			750	871

Shares	181,080,690	8.33	1,508	1,752

Total consideration			2,258	2,622

Cost to sell				(44)

Dividend				(59)

Fair value less cost to sell				2,519

Carrying amount of Aegon UK				1,183
The impairment assessment takes into account contingent payables and receivables between Aegon Ltd. and Aegon UK that are
recognized prior to the closing date. These are included in the carrying amount of Aegon UK.
The fair value less cost to sell is level I of the fair value hierarchy, as it includes the share price of Standard Life, which is quoted on the London Stock Exchange and the cash consideration.

42 |	Interim financial information for the six-month period ended June 30, 2026 - Unaudited

Notes to condensed consolidated interim financial statements Note 19

19.6 Fair value
The following table sets out the fair values of financial instruments by the level of the fair value hierarchy into which each fair value measurement is categorized. It does not include fair value information for cash and cash equivalents, receivables, and payables, whose carrying amounts are a reasonable approximation of fair value, or for lease liabilities.

	Fair value hierarchy

June 30, 2026	Level I	Level II	Level III	Total

Shares	-	13	-	13

Debt securities	255	308	-	563

Money market and other short-term investments	-	126	-	126

Other investments at fair value	-	659	-	659

Derivatives	10	35	8	53

Investments - Policyholder risk	16,743	117,758	332	134,832

Total financial assets measured at FVPL	17,008	118,899	340	136,248

Investment contracts without DPF - Policyholder risk	-	67,408	-	67,408

Derivatives	15	180	-	196

Total financial liabilities measured at fair value	15	67,588	-	67,603
Movements in Level III financial instruments measured at fair value
The following table summarizes the change of all assets and liabilities measured at estimated fair value on a recurring basis using significant unobservable inputs (Level III), including realized and unrealized gains (losses) of all assets and liabilities and unrealized gains (losses) of all assets and liabilities still held at the end of the respective period.

	Transfers to disposal groups	Total gains / (losses) in income statement 1	Purch- ases	Sales	Settle- ments	Net ex- change difference	On June 30, 2026	Total URGL for the period 2

Derivatives	10	(1)	-	(1)	-	-	8	1

Investments - Policyholder risk	307	3	38	(17)	-	2	332	2

Total financial assets (FVPL)	316	2	38	(18)	-	2	340	2

1	Includes impairments and movements related to fair value hedges. Gains and losses are recorded in the line item Results from financial transactions of the income statement.
2	Total unrealized gains / (losses) for the period recorded in the P&L during which the financial instrument was in Level III.
There were no transfers to or from level I and level II in the first half year of 2026.
19.7 Insurance contracts and investment contracts with discretionary participation features

1H 2026	Insurance contracts (Non-PAA)				Investment contracts with DPF

Movement schedules by type of liability	LFRC	LC	LFIC	Total	LFRC	LC	LFIC	Total

Net opening balance	-	-	-	-	-	-	-	-

Transfers to disposal groups	42,936	11	29	42,977	20,194	1	-	20,196

Insurance revenue	(94)	-	-	(94)	(21)	-	-	(21)

Incurred claims and expenses	-	-	35	35	-	-	6	6

Onerous contract losses (and reversals)	-	(4)	-	(4)	-	(1)	-	(1)

Insurance service expenses	-	(4)	35	31	-	(1)	6	5

Investment components	(1,362)	-	1,362	-	(746)	-	746	-

Insurance service result	(1,456)	(4)	1,397	(62)	(767)	(1)	752	(16)

Insurance finance (income) / expenses	4,390	-	-	4,390	2,110	-	-	2,110

Cash flows	621	-	(1,398)	(777)	86	-	(752)	(666)

Net exchange differences	329	-	-	330	153	-	-	153

Net closing balance	46,821	7	29	46,857	21,776	-	-	21,777

Interim financial information for the six-month period ended June 30, 2026 - Unaudited | 43

1H 2026	Insurance contracts (Non-PAA)				Investment contracts with DPF

Movement schedules by measurement component	BEL	RA	CSM	Total	BEL	RA	CSM	Total

Net opening balance	-	-	-	-	-	-	-	-

Transfers to disposal groups	41,515	218	1,244	42,977	19,891	90	214	20,196

Changes in estimates that adjust CSM	(171)	23	149	-	(92)	11	81	-

Changes in estimates that adjust onerous contracts	(4)	-	-	(4)	(1)	-	-	(1)

Changes that relate to future service	(176)	23	149	(4)	(93)	11	81	(1)

Earnings released from CSM	-	-	(43)	(43)	-	-	(12)	(12)

Release of risk adjustment	-	(6)	-	(6)	-	(3)	-	(3)

Revenue from policyholder tax expenses incurred	(10)	-	-	(10)	-	-	-	-

Changes that relate to current service	(10)	(6)	(43)	(59)	-	(3)	(12)	(15)

Insurance service result	(185)	17	105	(62)	(93)	8	70	(16)

General model

Interest accreted to insurance contracts	4	-	1	6	-	-	-	-

Variable fee approach

Change in fair value of the underlying assets	4,385	-	-	4,385	2,110	-	-	2,110

Change in fulfilment value - risk mitigation option	(1)	-	-	(1)	-	-	-	-

Insurance finance (income) / expenses	4,389	-	1	4,390	2,110	-	-	2,110

Premiums received	620	-	-	620	90	-	-	90

Claims, benefits and expenses paid	(1,397)	-	-	(1,397)	(756)	-	-	(756)

Cash flows	(777)	-	-	(777)	(666)	-	-	(666)

Net exchange differences	318	2	10	330	150	1	2	153

Net closing balance	45,260	237	1,361	46,857	21,393	98	286	21,777
19.8 Investment contracts without discretionary participation features

	1H 2026

Movement schedule	Aegon risk	Policyholder risk

Opening balance	-	-

Transfers to disposal groups	31	59,035

Deposits	1	2,637

Withdrawals	(2)	(1,572)

Interest credited	-	6,882

Fund charges released	-	(48)

Net exchange differences	-	474

Closing balance	31	67,408
20 Post reporting date events
On July 1, 2026, Aegon began a EUR 200 million share buyback that was announced during the Capital Markets Day on December 10, 2025. This share buyback is expected to be completed by December 23, 2026.
Aegon has entered into an agreement with its largest shareholder, Vereniging Aegon, to participate pro-rata
in this new EUR
200
 million share buyback program based on its combined common shares and common shares B which represent about 18.4% of the total shareholders’ voting rights. For Vereniging Aegon, this results in a buyback amount of EUR 37 million. The number of common shares that Aegon will repurchase from Vereniging Aegon will be determined based on the daily volume-weighted average price per common share on Euronext Amsterdam.
Aegon decided to increase the ongoing EUR 200 million share buyback program by an additional EUR 150 million share buyback to a total amount of EUR 350 million. This share buyback is expected to be completed by December 23, 2026.

44 |	Interim financial information for the six-month period ended June 30, 2026 - Unaudited

Disclaimer

Disclaimer

Cautionary note regarding non-IFRS measures

This document includes the following non-IFRS financial measures: operating result and valuation equity. Operating result is calculated by consolidating, on a proportionate basis, Aegon’s joint ventures and associated companies, except for its associate, ASR Nederland N.V. Operating result reflects Aegon’s profit before tax from underlying business operations and mainly excludes components that relate to accounting mismatches that are dependent on market volatility or relate to events that are considered outside of the normal course of business. Valuation equity represents the sum of shareholders’ equity and the Contractual Service Margin (CSM) after-tax (embedded value of unearned profits in insurance contracts). This measure is intended to provide a more comprehensive view of the Group’s economic value. Aegon believes that these non-IFRS measures, together with the IFRS information, provide meaningful supplemental information about the operating results of Aegon’s business, including insight into the financial measures that senior management uses in managing the business.

Local currencies

This document contains certain information about Aegon’s results, financial condition and revenue generating investments presented in USD for the Americas and in GBP for the United Kingdom, because those businesses operate and are managed primarily in those currencies. None of this information is a substitute for or superior to financial information about Aegon presented in EUR, which is the currency of Aegon’s primary financial statements.

Important information for investors and securityholders

This communication is not intended to and does not constitute an offer to sell, buy, or exchange or the solicitation of an offer to sell, buy, or exchange any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, purchase, or exchange of securities or solicitation of any vote or approval in any jurisdiction in contravention of applicable law. In connection with the proposed corporate reorganization that includes, among other things, the domestication and continuation of Aegon as a Delaware corporation (the “Redomiciliation”), Aegon will file a registration statement on a Form F-4, which includes a U.S. Shareholder Circular (the “Proxy Statement/Prospectus”), with the U.S. Securities and Exchange Commission (the “SEC”). Aegon plans to mail the definitive Proxy Statement/Prospectus to its shareholders in connection with the proposed Redomiciliation ahead of calling an extraordinary general meeting of shareholders contemplated in Q4 2026. INVESTORS AND SECURITYHOLDERS OF AEGON ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT AEGON, ITS PROPOSED REDOMICILIATION AND RELATED MATTERS. Investors and securityholders will be able to obtain free copies of the definitive Proxy Statement/ Prospectus (when available) and other documents filed with the SEC by Aegon through the website maintained by the SEC at www.sec.gov. In addition, investors and securityholders will be able to obtain free copies of the documents filed with the SEC on Aegon’s website at www.aegon.com or by contacting Aegon’s Investor Relations, World Trade Center, Schiphol Boulevard 223,1118 BH Schiphol, The Netherlands, Tel: + 3120-259-2500, E-mail: ir@aegon.com.

Participants in the solicitation

Aegon, its directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Aegon’s securityholders in respect of the proposed transactions under the rules of the SEC. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Aegon’s securityholders. in connection with the proposed Redomiciliation, including a description of their respective direct or indirect interests, by security holdings or otherwise, is included in the Proxy Statement/Prospectus described above. Additional information regarding Aegon’s directors and executive officers regarding the interests of such potential participants is also included in Aegon’s 20-F, which was filed with the SEC on March 26, 2026. This document is available free of charge as described from the SEC’s website at www.sec.gov.

Forward-looking statements

The statements contained in this document that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: aim, believe, estimate, target, focus, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, goal, should, would, could, is confident, will, and similar expressions as they relate to Aegon. These statements may contain information about financial prospects, economic conditions and trends and involve risks and uncertainties. In addition, any statements that refer to sustainability, environmental and social targets, commitments, goals, efforts and expectations and other events or circumstances that are partially dependent on future events are forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Aegon undertakes no obligation, and expressly disclaims any duty, to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect the company’s expectations at the time of writing. Actual results may differ materially and adversely from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include, but are not limited to, the following:

•	Changes in general economic and/or governmental conditions, particularly in Bermuda, the United States, the United Kingdom and, in relation to Aegon’s shareholding in ASR Nederland N.V., and Aegon’s asset management business, the Netherlands.
•	Civil unrest, (geo-) political tensions, military action or other instability in countries or geographic regions that affect our operations or that affect global markets.
•	Changes in the performance of financial markets, including emerging markets, such as:
°	The frequency and severity of defaults by issuers in Aegon’s fixed income investment portfolios.
°	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities Aegon holds.
°	The effects of declining creditworthiness of certain public sector securities and the resulting decline in the value of government exposure that Aegon holds.
°	The impact from volatility in credit, equity, and interest rates.
•	Changes in the performance of Aegon’s investment portfolio and a decline in the ratings of Aegon’s counterparties.
•	The effect of tariffs and potential trade wars on trading markets and on economic growth, both globally and in the markets where Aegon operates.
•	The lowering of one or more of Aegon’s debt ratings issued by recognized rating organizations and the adverse impact such action may have on Aegon’s ability to raise capital and on its liquidity and financial condition.
•	The lowering of one or more insurer financial strength ratings of Aegon’s insurance subsidiaries and the adverse impact such action may have on the written premium, policy retention, profitability and liquidity of its insurance subsidiaries.
•	The effect of applicable Bermuda solvency requirements, the European Union’s Solvency II requirements, and applicable equivalent solvency requirements and other regulations in other jurisdictions, in particular the United States, affecting the capital Aegon is required to maintain and our ability to pay dividends.
•	Changes in the European Commission’s or European regulator’s position on the equivalence of the supervisory regime for insurance and reinsurance undertakings in force in Bermuda.
•	Changes affecting interest rate levels and low or rapidly changing interest rate levels.
•	Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates.

Interim financial information for the six-month period ended June 30, 2026 - Unaudited | 45

•	The effects of global inflation, or inflation in the markets where Aegon operates.
•	Changes in the availability of, and costs associated with, liquidity sources, such as bank and capital markets funding, as well as conditions in the credit markets in general, such as changes in borrower and counterparty creditworthiness.
•	Increasing levels of competition, particularly in the United States, the United Kingdom, emerging markets and, in relation to Aegon’s shareholding in ASR Nederland N.V. and Aegon’s asset management business, the Netherlands.
•	Catastrophic events, either manmade or by nature including, for example, acts of God, acts of terrorism, acts of war and pandemics could result in material losses and significantly interrupt Aegon’s business.
•	The frequency and severity of insured loss events.
•	Changes affecting longevity, mortality, morbidity, persistence and other factors that may impact the profitability of Aegon’s insurance products and management of derivatives.
•	Aegon’s projected results, which are highly sensitive to complex mathematical models of financial markets, mortality, longevity, and other dynamic systems that are subject to shocks and unpredictable volatility. Should assumptions to these models later prove incorrect or should errors in those models escape the controls in place to detect them, future performance will vary from projected results.
•	Reinsurers to whom Aegon has ceded significant underwriting risks may fail to meet their obligations.
•	Changes in customer behavior and public opinion in general related to, among other things, the type of products Aegon sells, including legal, regulatory or commercial necessity to meet changing customer expectations.
•	Customer responsiveness to both new products and distribution channels.
•	Third-party information used by Aegon, which may prove to be inaccurate and/or change over time (as methodologies and data availability and quality continue to evolve) and therefore impact our results and disclosures.
•	Operational risks (such as system disruptions or failures, security or data privacy breaches, cyberattacks, human error, failure to safeguard personally identifiable information, changes in operational practices or inadequate controls including with respect to third parties with which Aegon does business) which may disrupt Aegon’s business, damage its reputation and adversely affect its results of operations, financial condition and cash flows.
•	Aegon’s failure to swiftly, effectively, and securely adapt and integrate emerging technologies.
•	The impact of acquisitions and divestitures, restructurings, product withdrawals and other unusual items, including Aegon’s ability to complete, or obtain regulatory approval for, acquisitions and divestitures, integrate acquisitions, and realize anticipated results from such transactions, and its ability to separate businesses as part of divestitures. In particular, in relation to the Proposed Redomiciliation, (i) the proposed Redomiciliation may not be completed in a timely manner or at all; (ii) the failure to realize the anticipated benefits of the proposed Redomiciliation; (iii) the possibility that any or all of the various conditions to the consummation of the proposed Redomiciliation may not be satisfied or waived; (iv) the effect of the pendency of the proposed Redomiciliation on our ability to retain and hire key personnel, or its operating results and business generally and (v) the effects of the proposed Redomiciliation on trading, liquidity and the price of Aegon’s securities.
•	Aegon’s failure to achieve anticipated levels of earnings or operational efficiencies, as well as other management initiatives related to cost savings, Cash Capital at Holding, gross financial leverage and free cash flow.
•	Changes in the policies of central banks and/or governments.
•	Litigation or regulatory action that could require Aegon to pay significant damages or change the way Aegon does business.
•	Competitive, legal, regulatory, or tax changes that affect profitability, the distribution cost of, or demand for, Aegon’s products.
•	The consequences of an actual or potential break-up of the European Monetary Union in whole or in part and the potential consequences of European Union countries leaving the European Union.
•	Changes in laws and regulations, or the interpretation thereof by regulators and courts, including as a result of comprehensive reform or shifts away from multilateral approaches to regulation of global or national operations, particularly regarding those laws and regulations related to ESG matters, those affecting, for example, the ability of Aegon’s operations to hire and retain key personnel, the taxation of Aegon companies, the products Aegon sells, the attractiveness of certain products to its consumers and Aegon’s intellectual property.
•	Regulatory changes relating to the pensions, investment, insurance industries and enforcing adjustments in the jurisdictions in which Aegon operates.
•	Standard setting initiatives of supranational standard setting bodies, such as the Financial Stability Board and the International Association of Insurance Supervisors, or changes to such standards that may have an impact on regional (such as EU), national (such as Bermuda) or US federal or state level financial regulation or the application thereof to Aegon.
•	Changes in accounting regulations and policies or a change by Aegon in applying such regulations and policies, voluntarily or otherwise, which may affect Aegon’s reported results, shareholders’ equity or regulatory capital adequacy levels.
•	Rapid changes in the landscape for ESG responsibilities, which lead to potential challenges by private parties and governmental authorities, and/or changes in ESG standards and requirements, including assumptions, methodology and materiality, or a change by Aegon in applying such standards and requirements, voluntarily or otherwise, that may affect Aegon’s ability to meet evolving

46 |	Interim financial information for the six-month period ended June 30, 2026 - Unaudited

Disclaimer

standards and requirements, or Aegon’s ability to meet its sustainability and ESG-related goals, or related public expectations, which may also negatively affect Aegon’s reputation or the reputation of its board of directors or its management.

•	Unexpected delays, difficulties, and expenses in executing against Aegon’s environmental, climate, or other ESG targets, goals and commitments, and changes in laws or regulations affecting us, such as changes in data privacy, environmental, health and safety laws.
•	Reliance on third-party information in certain of Aegon’s disclosures, which may change over time as methodologies and data availability and quality continue to evolve. These factors, as well as any inaccuracies in third-party information used by Aegon, including in estimates or assumptions, may cause results to differ materially and adversely from statements, estimates, and beliefs made by Aegon or third parties. Moreover, Aegon’s disclosures based on any standards may change due to revisions in framework requirements, availability of information, changes in its business or applicable governmental policies, or other factors, some of which may be beyond Aegon’s control. Additionally, Aegon’s discussion of various ESG and other sustainability issues in this document or in other locations, including on our corporate website, may be informed by the interests of various stakeholders, as well as various ESG standards, frameworks, and regulations (including for the measurement and assessment of underlying data). As such, our disclosures on such issues, including climate-related disclosures, may include information that is not necessarily “material” under US securities laws for SEC reporting purposes, even if we use words such as “material” or “materiality” in relation to those statements. ESG expectations continue to evolve, often quickly, including for matters outside of our control; our disclosures are inherently dependent on the methodology (including any related assumptions or estimates) and data used, and there can be no guarantee that such disclosures will necessarily reflect or be consistent with the preferred practices or interpretations of particular stakeholders, either currently or in future.

This document contains information that qualifies, or may qualify, as inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation (596/2014). Further details of potential risks and uncertainties affecting Aegon are included in its filings with the Netherlands Authority for the Financial Markets and the US Securities and Exchange Commission, including the Annual Report. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, Aegon expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Aegon’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Interim financial information for the six-month period ended June 30, 2026 - Unaudited | 47

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